AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 30, 2001


                               REGISTRATION NO.


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                     FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                             THE TOPAZ GROUP, INC.
                        (Name of Issuer in its charter)

                 Nevada                                  91-1762285
    (State or other jurisdiction of         (I.R.S. Employer Identification No.)
     incorporation or organization)

                          ---------------------------

                           126/1 KRUNGTHONBURI ROAD
                          BANGLAMPOO LANG, KLONGSARN
                            BANGKOK 10600 THAILAND

                   -----------------------------------------
             (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

                            -----------------------
               (ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                                  COPIES TO:
                          MITCHELL S. NUSSBAUM, ESQ.
                     JENKENS & GILCHRIST PARKER CHAPIN LLP
                             THE CHRYSLER BUILDING
                             405 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10174
                   TEL: (212) 704-6426; FAX: (212) 704-6288

Securities to be registered under Section 12(b) of the Act:

    Title of each class              Name of each exchange on which
    to be so registered              each class is to be registered
    None                             None

Securities to be registered under Section 12(g) of the Act:

                   COMMON STOCK, PAR VALUE $ 0.001 PER SHARE


                               (TITLE OF CLASS)

                                TABLE OF CONTENTS



Item                                                                Page Number

ITEM 1.   DESCRIPTION OF BUSINESS.............................................2

ITEM 2.   FINANCIAL INFORMATION..............................................14

ITEM 3.   DESCRIPTION OF PROPERTY............................................19

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.....20

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS...................................21

ITEM 6.   EXECUTIVE COMPENSATION.............................................22

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.....................25

ITEM 8.   LEGAL PROCEEDINGS..................................................25

ITEM 9.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
          EQUITY AND OTHER SHAREHOLDER MATTERS...............................25

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES............................26

ITEM 11.  DESCRIPTION OF SECURITIES..........................................26

ITEM 12.  INDEMNIFICATION OF OFFICERS AND DIRECTORS..........................29

ITEM 13.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS......................29

                                      i

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                               EXPLANATORY NOTE

     The Topaz Group, Inc. is filing this registration statement on Form 10 in order to become a reporting company under the Securities Exchange Act of 1934 or "Exchange Act". Topaz is currently traded on the Pink Sheets quotation service under the symbol "TPAZ". Under current NASD rules, we must become a reporting company under the Exchange Act in order to have our stock traded on the OTC Bulletin Board.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This registration statement on Form 10 contains forward-looking statements that involve risks and uncertainties that address:

     o  business and growth strategies;

     o  financial condition and results of operations;

     o  forecasts; and

     o  trends, including growth, in the gem and jewelry markets.

     Forward-looking statements generally can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "intends," "plans," "should," "seeks," "pro forma," "anticipates," "estimates," "continues," or other variations thereof (including their use in the negative), or by discussions of strategies, opportunities, plans or intentions. Such statements include but are not limited to statements under the captions "Risk Factors, " "Management's Discussion and Analysis of Financial Condition and Results of Operations, " "Business," as well as captions elsewhere in this document. A number of factors could cause results to differ materially from those anticipated by such forward-looking statements, including those discussed under "Risk Factors" and "Business."

     In addition, such forward-looking statements necessarily depend upon assumptions and estimates that may prove to be incorrect. Although we believe that the assumptions and estimates reflected in such forward-looking statements are reasonable, we cannot guarantee that our plans, intentions or expectations will be achieved. The information contained in this registration statement, including the section discussing risk factors, identifies important factors that could cause such differences.

ITEM 1.  DESCRIPTION OF BUSINESS

     The Topaz Group, Inc. and its subsidiaries (collectively referred thereto as The Topaz Group) is a vertically integrated manufacturing company engaged in manufacturing and selling fine jewelry products and a broad array of gemstones, including topaz, rubies, sapphires, emeralds, amethysts and a large variety of other semi-precious stones. Our jewelry products are sold throughout the world, with the United States representing our primary market. Our products are sold by department stores such as Sears, J.C. Penny, TJ Maxx and Marshalls, discount chains such as K-Mart, Wal-Mart, television marketers such as QVC and Home Shopping Network, large wholesalers such as Helen Andrews and Colibri, and e-tailers. Our strengths in sourcing, cutting and polishing gemstones and our ability to design, craft and produce jewelry strategically position us to be a significant source of virtually any gem and jewelry product. However, our production capacity is largely focused on producing topaz stones due to our ability to control the entire manufacturing process from the acquisition of raw gemstones through the final phases of production. This process includes:

     o the sourcing of the highest quality materials directly from mines in various locations, including, primarily, Brazil, Africa and Sri Lanka;

     o    specialty gem cutting and polishing for mass production; and

     o the treatment of the cut gemstones through an irradiation process through our exclusive licensing agreement with the University of Missouri for the use of its nuclear reactor.

Background

     Our History

     The Topaz Group, Inc. and its subsidiaries or the "Topaz Group" is a Nevada corporation listed on the Pink Sheets Service under the trading symbol "TPAZ". We were originally incorporated in Utah as H&H Energy Corporation. After several name changes, we changed domicile by merging into Technivision, Inc., a Nevada corporation, in June 1996. In November 1996, Technivision changed its name to Chancellor Corporation. In November 1998, Chancellor changed its name to The Topaz Group, Inc.

     In April 1999, we entered into two separate exchange agreements with Best Worth Agents, Ltd., a British Virgin Islands corporation or "Best Worth", to acquire all of the issued and outstanding preferred shares of Creative Gems and Jewelry Co., Ltd. and Advance Gems and Jewelry Co., Ltd., both Thai corporations. According to the terms of the exchange agreements, we acquired 99.7% of the voting and dividend participation rights in each Thai company from Best Worth in consideration for which Topaz issued 25,459,000 shares of series A convertible voting and participating preferred stock to Best Worth. On September 29, 2000, we authorized a "one for five" reverse stock split. The split did not affect our common stock's par value or the number of shares of our authorized common stock. On January 22, 2001, we amended our articles of incorporation to re-designate 50,000,000 of authorized preferred shares to create a new class of preferred stock, the series B preferred. On January 25, 2001, we announced an exchange of 20,130,250 series A preferred (representing five of each six shares of common stock outstanding per each series A holder) into 1,006,513 shares of the series B preferred. All share amounts have been adjusted to retroactively reflect the January 25, 2001 recapitalization.

     Our principal operating business of manufacturing and selling fine jewelry and gemstones are conducted through our three subsidiaries, Creative Gems and Jewelry Co., Ltd. or "Creative", Advance Gems and Jewelry Manufacturing Company or "Advance Manufacturing" and Advance Gems and Jewelry Co., Ltd. or "Advance". We have engaged in our principal operating business since approximately 1970. Creative primarily engages in manufacturing jewelry. Advance and Advance Manufacturing primarily engage in cutting, polishing and manufacturing gemstones. Advance Manufacturing was formed in 2000 to enable us to apply and qualify for tax-exempt status under a Thai governmental program designed to promote local employment.

     MARKET OVERVIEW

     Our primary market, the United States jewelry market, is a diverse retail environment. Retail outlets served include independent jewelry stores, chain store operations, discount giants, television marketers, department stores, and e-tailers. We are a supplier to a large segment of each of these markets and we sell our products at many levels of distribution. Our gemstone division is the main source of materials to our jewelry-manufacturing subsidiary which, in turn, sells finished jewelry products to wholesalers, importers and retailers.

NARRATIVE DESCRIPTION OF BUSINESS

     We source a wide variety of raw gemstones, cut and polish them and then professionally enhance the quality and color of the stones with different treatments depending on the stone type. These treatments range from heating the stones to treating them under high pressure and irradiation. After treatment, the stones move to our jewelry-manufacturing subsidiary where our highly skilled craftsmen and craftswomen design, mould, cast, file, polish and assemble fine jewelry products. We provide a broad range of fashionable jewelry targeted at a wide customer base, and direct our marketing efforts at retail customers who are likely to purchase jewelry at frequent intervals as fashions and styles change. The most significant volume of our business is based upon the sale of topaz gemstones and jewelry. However, we also produce jewelry incorporating other gemstones. We, through our subsidiary Creative, have entered into a joint venture agreement with Muthama Gemstones (Kenya) Limited, or MGK, for the sole supply of ruby material from the John Saul Mine located in East Africa which we believe has one of the largest ruby deposits in the world. Under our joint venture agreement, Creative and MGK, who are equal shareholders in the joint venture, agree to purchase rough ruby stones at a twenty-five percent (25%) discount from Rockland Kenya Limited or "Rockland", an entity which operates the John Saul Mine with funds provided equally by Creative and MGK. Under this agreement, Creative shall receive the rough ruby stones for cooking and cutting, respectively. The cost of which shall be borne equally by Creative and MGK and at a fixed rate of $135 per kilogram for cooking and $0.60 per carat cutting, respectively. MGK guarantees that it will procure the stones from Rockland as and when required. MGK also confirms that Rockland has the capability to produce four (4) "parcels" or shipments of stones of varying qualities sufficient to total approximately U.S. $250,000 per calendar quarter. Creative has a right of first refusal to purchase the stones at a price to be set by Creative and MGK. If the stones are sold to a third party purchaser, Creative is entitled to a twenty percent (20%) commission. Either Creative or MGK may terminate the joint venture agreement without cause by sending sixty (60) days written notice. As we receive no intangible rights in this joint venture, it does not impact our accounting. For accounting purposes no costs were capitalized under this agreement.

     Advance Manufacturing purchases all of the raw gemstones used by us including white topaz from mines in Africa, Sri Lanka and Brazil, and imports the raw gemstones into Thailand where they are cut and polished at our factories in Bangkok, MaeSai, Lop Buri, and Payao. After the stones have been cut and polished, Advance Manufacturing sells some of the stones to local customers and exports the bulk of the stones to the Topaz Group in the United States, where the stones are irradiated and treated for color enhancement.

     The stones are irradiated in a nuclear research reactor, a particle accelerator, or both, depending upon the color desired. Irradiation of the topaz in a particle accelerator is a necessary step in the enhancement of blue topaz stones. Our topaz stones are irradiated by Iotron Technologies Inc. or "Iotron" which processes our stones in an accelerator that it operates in Canada. Iotron's irradiation service is subcontracted through Creative's contact Quali-Tech. We currently do not have a written agreement with Iotron or Quali-Tech. After Iotron receives a shipment of stones to be irradiated from us, Iotron sends us an invoice for the irradiation and/or storage service it provides for each shipment of stones. In order to produce stones with darker coloring, the clear topaz must first be processed through a nuclear research reactor.

     We have also entered into an exclusive license agreement with The Curators of the University of Missouri contracting on behalf of the University of Missouri-Columbia Research Reactor Center or the "University" to irradiate our white stones in their nuclear research reactor. Under our license agreement, the University has agreed to provide to us its irradiation service or capacity to irradiate topaz gemstones contained in specialized irradiation containers. The license agreement is effective for four (4) years, from March 1, 2001 to February 28, 2005. Once the initial four (4) year term is completed, the agreement may be extended upon mutual consent. The fee for the University's irradiation capacity is calculated based upon a rate of $15.38 per hour and on minimum and maximum hours of irradiation exposure. The University also charges a fee for handling irradiation containers based upon a $300 per container/per irradiation charge. Currently, there are very few reactor facilities in the world capable of enhancing topaz stones to dark hues, and the University's facility has been set up to color topaz stones in massive quantities. As a result, we believe that our exclusive license agreement is valuable for us in our efforts to continue to succeed in the topaz market, both today and in the future.

     After the colorization process is complete and the required half-life has elapsed, the stones are shipped to Creative who sells the finished topaz stones into the industry or incorporates them into our jewelry. The half-life period varies based upon the color of the stones. For the lightest colored stones, called "Baby Blue", the half-life or decay period is generally up to one hundred twenty (120) days depending upon the size of the stones. For slightly darker stones, called "Swiss Blue", the half-life or decay period is generally up to one hundred eighty (180) days depending upon the size of the stones. For the darkest stones, called "London Blue", the half-life or decay period is generally up to two hundred forty (240) days depending upon the size of the stones.

     We intend to capitalize on the expected expansion of the jewelry industry by promoting our lines of jewelry and cut stone through electronic distribution channels, further developing existing customer relationships by providing special services, and taking aggressive steps to expand into new mass distribution channels throughout the world.

PRODUCTS

     We manufacture a comprehensive selection of quality jewelry and gemstone products including rings, pendants, earrings, bracelets, necklaces, pins, and men's jewelry. Currently, we categorize our products into amounts of gemstone sales as opposed to jewelry sales, Topaz products as opposed to other products and low-end products as opposed to high-end products. The percentages below illustrate the revenues by product group for the fiscal period ended December 31, 2000.

                                                                      Total
                                                                      -----

     Gemstone sales         42%           Jewelry Sales      58%:      100%
     ----------------------------------------------------------------------
     Topaz products         60%           Other products     40%:      100%
     ----------------------------------------------------------------------
     Low-end products       80%           High-end products  20%:      100%


MANUFACTURING PROCESS

     Our principal manufacturing and assembly operations are performed by our subsidiaries, Advance and Creative, at their factories in Bangkok, Mae Sai, Lop Buri, and Payao, Thailand. We believe that Advance and Creative have the largest facilities in Thailand coupling jewelry manufacturing and stone cutting, employing 2,000 production workers, plus 800 participants in Her Majesty the Queen's and the Thai government's Royal Sponsored Women's program or "Royal Sponsored Women's Program". The Royal Sponsored Women's Program is a government program promoting local job creation and employment in economically depressed areas in Thailand and provides tax-exempt incentives to eligible participating companies. Participating companies are granted exemption from payment of corporate income taxes in Thailand for a period of 8 years. By participating in this program, we gain flexibility in meeting our production needs. Individuals who participate in the program are not our employees. We have access to an additional 1,700 independent contractors on an "as needed" basis who have been trained to meet our manufacturing specifications and perform the work from their homes. The employees perform a range of tasks from processing raw materials to the cutting and polishing of stones to jewelry design. The manufacturing of jewelry is performed by skilled workers under the supervision of technicians according to set specifications. We implement quality control measures at each level of production which include inspecting the raw materials prior to cutting and polishing the gemstones and producing our jewelry as well as inspecting the finished product.

CUTTING AND POLISHING STONES

     Currently large amounts of gemstones are cut and polished in Thailand. We are currently producing in excess of 2,000,000 carats of loose stones each month.

     We utilize a semi-mechanized process that we created which allows multiple stonecutters to produce an unlimited number of identical stones without incurring the prohibitive costs of a fully mechanized process. Our technicians designed an instrument called the "angle controller" which allows stonecutters to set up and control the cutting and angle of a stone or gem being cut. The angle controller is positioned on a vertical dowel which is positioned 90 degrees from an abrasive turntable. The gem stone end is then applied to an abrasive turntable to achieve the desired cut. This process enables us to take advantage of low labor costs while producing quality identical pieces of jewelry on a large scale.

     In addition, we have established an "art of producing gemstones" program to train local villagers in the art of cutting and polishing stones in conjunction with the Thai Department of Industrial Promotion and the Royal Sponsored Women's Program. This program is currently in place in more than 500 rural villages in 28 provinces of Thailand. To date, approximately 1,500 individuals have been trained under this program and 800 are participants in the program. Through this program we gain additional capacity on a variable basis while contributing to and supporting rural communities throughout Thailand.

         THE COLORING PROCESS

     The coloring of topaz stones requires that the clear topaz stones be irradiated to differing degrees in order to achieve specific hues. We have relationships with two entities to irradiate the topaz stones. We have the stones irradiated at a particle accelerator operated by Iotron and/or at the University, depending upon the color desired for the stones. After the stones are radiated, they are held in protective storage for a period of time until the natural radioactive decay process or "cooling" or half-life period for each type of stone has elapsed. The half-life period varies based upon the color of the stones. For the lightest colored stones, called "Baby Blue", the half-life or decay period is generally up to one hundred twenty (120) days depending upon the size of the stones. For slightly darker stones, called "Swiss Blue", the half-life or decay period is generally up to one hundred eighty (180) days depending upon the size of the stones. For the darkest stones, called "London Blue", the half-life or decay period is generally up to two hundred forty (240) days depending upon the size of the stones. After the stones are radiated and "cooled", we ship them to Creative to complete the cutting and polishing. Iotron processes approximately 60% of the stones while the remainder is processed by MURR, this being due to the present color fashion.

     The Missouri University Research Reactor or "MURR" is a nuclear research reactor licensed by the Nuclear Regulatory Commission, and it is the largest capacity reactor dedicated to the colorization of topaz stones. MURR uses a two-step process to color the stones. The first step is the irradiation of the stones in the research reactor. The second step is the storage of the stones during the process of radioactive decay during which the stones take on the desired color. Through our licensing agreement with the University, we control the entire process of colorization at MURR including the cool-down holding facility.

         QUALITY CONTROL

     As part of our commitment to maintaining high standards of quality, we employ specially trained quality control teams to check every step of production using state-of-the-art electronic testing and repair equipment. Upon completion of the manufacturing process, each individual piece is inspected for defects in workmanship and materials and only after an item has passed a final inspection is it shipped to our customer. In March 2001, we received version 2000 ISO 9001 certification for gem and jewelry production and design process.

MANUFACTURING PLANTS

         We operate four factories located in Bangkok, Mae Sai, Lop Buri, and Payao with production areas of 90,800 square feet, 11,000 square feet, 8,600 square feet and 5,250 square feet, respectively. Each factory is dedicated to the cutting and polishing of stones, with our factory in Bangkok also serving as our primary jewelry production facility.

RAW MATERIALS AND SOURCES OF SUPPLY

     We purchase gemstones and other raw materials from over 200 vendors. Our two largest vendors are Gold Corporation (Thailand) Ltd. and Little Rock Co., Ltd., that supply approximately 13% and 10%, respectively, of our total raw material purchases; but there are diversified sources and multiple vendors of raw materials available. On September 6, 1999 we, through our subsidiary Creative, signed a joint venture agreement with MGK for the supply of rough ruby stones from a ruby mine in Kenya East Africa. Under our joint venture agreement, Creative and MGK, who are equal shareholders in the joint venture, agree to purchase rough ruby stones at a twenty-five percent (25%) discount from Rockland Kenya Limited or "Rockland", an entity which operates the John Saul Mine with funds provided equally by Creative and MGK. MGK guarantees that it will procure the stones from Rockland as and when required. MGK also confirms that Rockland has the capability to produce four (4) "parcels" or shipments of stones of varying qualities sufficient to total approximately U.S. $250,000 per calendar quarter. Creative has a right of first refusal to purchase the stones at a price to be set by Creative and MGK. If the stones are sold to a third party purchaser, Creative is entitled to a twenty percent (20%) commission. Either Creative or MGK may terminate the joint venture agreement without cause by sending sixty (60) days written notice. The joint agreement stipulates that MGK is required to supply, upon request, four (4) parcels per annum with a capacity of $250,000 per quarter. Current volume under this agreement is at capacity. Management believes that if we are unable to purchase raw materials from any source, adequate alternative sources of raw materials are available so that our operations or production capacity will not be materially affected.

CUSTOMERS

     We have a broad customer base including over 350 individual purchasers. Our four largest customers are, Goldmine Enterprises, Helen Andrews (the wholesale distributor to K-Mart, QVC and TJ Maxx), Wal-Mart and Sears, which accounted for approximately 33% of all net sales in the year ended December 31, 2000, with Goldmine Enterprises accounting for approximately 13%. No other single customer accounted for 10% or more of net sales. Although the loss of one or more large customers could have a material adverse effect on our operating results, we maintain good relationships with our customers and do not currently anticipate the loss of any major customer.

BACKLOG

     Backlog orders as of December 31, 2000 were $2,200,000 compared to $1,900,000 as of December 31, 1999. In the past, we allowed dealers to submit estimated orders to guarantee shipment times. Now all orders are expected to be filled and shipped as ordered and considered firm. We do, however, allow modifications or cancellations of orders up to the time the product is loaded for shipment, although a cancellation at such a late stage is subject to a monetary penalty and is rare. We recognize revenue when goods are shipped as opposed to when ordered. Therefore, receipt of blank orders does not impact our revenue recognition.

SALES AND MARKETING

     Historically, our sales and marketing efforts have been modest because the demand for our products is outpacing our ability to supply our products. Our sales and marketing efforts focus on customer service and generating repeat business. Sales and marketing towards our U.S. based customers is carried out both from our Issaquah, Washington office and our Bangkok office, while our sales staff in Bangkok handles sales efforts directed at our non-U.S. customers. In addition to direct sales and customer support, we are an active participant in the major jewelry trade shows held each year in Orlando and Las Vegas, USA, Hong Kong and Bangkok, Thailand.

COMPETITION

     The jewelry manufacturing industry is highly competitive worldwide. Our competitors include domestic and foreign jewelry manufacturers, wholesalers and importers who operate on an international, national, regional or local scale. However, the number of jewelry manufacturers that combine stone and jewelry production is small, though still unquantifiable. We believe that competition in the jewelry manufacturing business is based primarily on price, quality, design and customer service. The range of retail prices available for various product lines makes our products affordable to a wide range of customers. Additionally, as a vertically integrated operation, we believe we are able to deliver quality products faster and at a lower cost than competitors using outside resources. There can be no assurance that our competitors, many of which may have greater financial, personnel, technical, and other resources, will not have a material adverse effect on future financial results of our operations.

INTELLECTUAL PROPERTY

     We currently hold no patents, licenses or franchises. We own the Savanna trademark in the European Common Union. We have been granted the "CJ" trademark in the European Common Union, which is used in the jewelry and is stamped next to the karat to identify the source, Creative Jewelry. We do not consider our intellectual property rights to be material to our business.

ENVIRONMENTAL MATTERS

     We are subject to Thai national, provincial and local environmental protection regulations. Thai environmental laws currently impose a graduated schedule of fees and possible plant closures for the improper discharge or cure of certain behavior causing environmental damage. Based upon our experience and information currently available to us, we believe that our environmental protection facilities and systems are in compliance with existing national and local environmental protection regulations in all material respects. However, there can be no assurance that Thai national or local authorities will not impose additional regulations, which would require additional expenditures on environmental matters in the future or have a material adverse effect on our financial condition, results of operations or liquidity.

     We are also subject to environmental regulations in the United States. The United States Nuclear Regulatory Commission has established and oversees regulations governing the operation of a nuclear reactor and the storage of radioactive material. These regulations govern our topaz colorization process at MURR. If MURR is found to be in violation of the NRC's regulations either in the operation of the reactor, or in its storage of radioactive materials, and those violations result in MURR having to cease operations, such a finding could have a material adverse effect on our sales and operations. If the MURR ceases operations, we will no longer be able to color our blue topaz stones at this reactor. Currently 60% of our products include blue topaz stones. If we unable to color our blue topaz stones at MURR, our contingency plan would include locating an alternate facility, such as in Malaysia, to color the topaz stones. However, we may not be able to locate such a facility or reach terms satisfactory to us for the use of such an alternate facility. In the event of such an occurrence, we would experience a period of "no production" caused by locating a new facility, staffing the facility, purchasing the proper equipment to process the stones and training the staff to process the stones correctly based upon the desired coloration.

     Our products are subject to the regulations promulgated by the Nuclear Regulatory Commission and the U.S. Department of Transportation for the handling, storage and transportation of our products. We are exposed to any and all risks and liabilities typically associated with the handling, storage and transportation of materials that have been irradiated. However, we have retained a nuclear regulatory consultant to oversee this process and have received a letter of regulatory compliance from the company that transports and handles our radioactive materials. Also, the consultant has confirmed that upon sample testing of our products on reentry into the United States market, the radioactive levels were below the regulatory licensing limits required under the U.S. Nuclear Regulatory Commission.

STRATEGY

     Our strategy is to continue to expand our position within the gemstones and jewelry market. This strategy includes, furthering our position as a producer of topaz jewelry and topaz stones in all market segments. Implementation of our strategy includes focus in four primary areas: increasing production and production efficiencies, broadening distribution channels, expanding ruby sales and the growth of the U.S. sales and marketing teams.

     INCREASE PRODUCTION. We intend to obtain financing to increase production of our products by building additional production facilities or purchasing additional jewelry manufacturers.

     BROADEN DISTRIBUTION CHANNELS. We seek to expand our distribution channels by entering into strategic alliances or acquisitions to be able to obtain access to more "mom and pop" shops.

     EXPAND RUBY SALES. We intend to expand our ruby sales by increasing purchases on an as-needed basis from various suppliers worldwide.

     EXPAND U.S. SALES AND MARKETING TEAM. We intend to expand our U.S. sales and marketing team so that we can increase sales made to existing U.S. customers which have domestic budgets. Many of our customers have both international and domestic budgets and most of our sales are made within their international budgets. We believe that an expanded U.S. sales and marketing team will allow us to increase sales by allowing our U.S. customers to purchase products within their domestic regions.

EMPLOYEES

     As of June 1, 2001, we had approximately 2,000 employees plus 800 individual participants under the Royal Sponsored Women's Program. The Royal Sponsored Women's Program is a government program promoting local job creation employment in economically depressed areas in Thailand. As a participant in this program, member companies receive tax-exempt incentives for payment of corporate income taxes in Thailand. The tax-emempt incentives are distributed in 8-year terms under this program, participating companies can re-apply for this program in successive terms. Our employees include designers, technicians, management, administrative personnel, marketing, sales, and factory personnel. All of our employees are "at will" employees.

     Our employees are not currently members of a trade union. We have not experienced any strikes or other labor disputes that have interfered with our operations and we believe that our relations with our employees are good.

LEGAL PROCEEDINGS

     Neither the Topaz Group nor any of its subsidiaries is a party to, nor is any of their respective properties the subject of, any material pending legal or arbitration proceeding.


                                  RISK FACTORS


                          RISKS RELATED TO OUR BUSINESS

WE MAY EXPERIENCE FLUCTUATIONS IN OUR QUARTERLY RESULTS.

     Our operating results have varied significantly from quarter to quarter in the past and may continue to vary significantly from quarter to quarter in the future due to a variety of factors. Many of these factors are out of our control. These factors include:

     o    fluctuations in the jewelry and gemstone market;

     o    seasonality of the jewelry industry;

     o    unexpected delays in importing gemstones or the manufacturing process;

     o changes in consumer jewelry purchasing patterns from purchasing light stones to dark stones could result in delays because of the extended decay period required for the darker stones;

     o    changes in supply or availability of stones;

     o    new competitors;

     o a decline in economic conditions which effects people's discretionary spending; and

     o increases in expenses, whether related to sales and marketing, maintenance or repair costs, or administration.

     We will continue to determine our investment and expense levels based on our expected future revenues, which may not grow at historical rates in future periods, if at all. A significant portion of our expenses is not variable in the short term and cannot be quickly reduced to respond to decreases in revenues. Therefore, if our revenues are below expectations, our operating results and net income are likely to be adversely affected. In addition, we may reduce our prices or accelerate our development activities in response to competitive pressures or to pursue new market opportunities. Any one of these activities may further limit our ability to adjust spending in response to revenue fluctuations.

IF DEMAND FOR TOPAZ JEWELRY AND GEMSTONES DECLINES, WE COULD EXPERIENCE A MATERIAL DECLINE IN RESULTS OF OPERATIONS.

     Sales generated by topaz stones and topaz based jewelry will continue to account for a major portion of our revenues. Accordingly, our business and results of operations are dependent on the demand for this single product and any decrease in the demand for such product, whether as a result of competition, changes in fashion, economic conditions in Thailand, the United States and around the world or other factors, or restrictions on our ability to market this product for any reason, would have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS.

     We depend on a limited number of suppliers for the raw materials used in the production of our topaz jewelry, specifically precious metals and topaz stones. We have no guaranteed supply arrangements with any supplier, other than MGK. Any interruption in the supply of key materials and components for our products, which cannot be quickly remedied, could have a material adverse effect on our business, financial condition or results of operations.

IF WE ARE UNABLE TO CONTINUE OUR RELATIONSHIP WITH MURR, WE WILL NOT BE ABLE TO PRODUCE CERTAIN COLORS OF TOPAZ STONES.

     We depend on the Missouri University Research Reactor or "MURR" to irradiate clear topaz stones in its nuclear research reactor to produce deeply colored topaz stones, sales of which account for approximately 40% of our revenues. Although we have entered into an exclusive license agreement with MURR to continue using its research reactor for the purpose of irradiating topaz stones, there can be no assurance that we will not be forced to cease using MURR for reasons beyond our control. If we are unable to continue irradiating stones at MURR, it may not be possible to find another entity willing or able to provide the same service. A decision by the University to discontinue its irradiation program would prevent us from fulfilling our orders and would have an immediate material adverse effect on our operating results, even though we might have recourse against University in a court of law for such an action. Further, if MURR were forced to cease operations for an extended period of time for any reason, our results of operations could be adversely affected.

CLAIMS BY INJURED EMPLOYEES COULD SUBSTANTIALLY INCREASE OUR EXPENSES BECAUSE WE DO NOT CARRY WORKERS COMPENSATION INSURANCE.

     Our business exposes us to potential liability risks that are inherent in the manufacturing process. Although we maintain product liability coverage, we do not maintain workers compensation insurance with respect to our factories, which is consistent with industry practice in Thailand. Historically, we have not experienced any workers compensation claims. However, we can give no assurance that personal injury claims would not have a direct material impact on our expenses.

WE DEPEND ON THE SERVICES OF OUR CHAIRMAN, JEREMY F. WATSON, OUR PRESIDENT, DR. APHICHART FUFUANGVANICH, AND OUR EXECUTIVE OFFICERS.

     In 1999, we appointed Jeremy F. Watson as chairman of our board of directors and we have retained or recruited a number of other senior executives and other key employees. We are dependent on these personnel, who have been instrumental in designing and implementing our recent initiatives and are involved in the strategies for our future growth and profitability. The loss of services of Mr. Watson, Dr. Aphichart or our executive officers could have a material adverse effect on all aspects of our operations and have a significant negative impact on our financial condition. We can give no assurance that we will be able to attract and retain additional qualified personnel as needed in the future. We do not maintain key-man life insurance on our senior executives or other key employees.

                  RISKS RELATING TO OUR OPERATIONS IN THAILAND

ENFORCEMENT OF CIVIL LIABILITIES.

     The vast majority of our assets are located in Thailand. There is doubt that the courts of Thailand would enforce, either in an original action or in an action for enforcement of judgments of United States courts, liabilities, which are predicated upon the securities laws of the United States.

OUR OPERATIONS ARE DEPENDENT UPON THE STABILITY OF THE THAI POLITICAL STRUCTURE AND THE CONTINUED STRENGTH OF THE THAI ECONOMY.

     Our results of operations and financial condition may be influenced by the political situation in Thailand and by the general state of the Thai economy. The political situation in Thailand has been unstable from time to time in recent years and future political and economic instability in Thailand could have an adverse effect on our business and results of operations. Any potential investor in our securities should pay particular attention to the fact that we are governed in Thailand by a political, economic, legal and regulatory environment that may differ significantly from that which prevails in other countries.

     Thailand is a constitutional monarchy. Under the constitution, the King is Head of State, Commander of the Armed Forces and Patron of all Religions. Executive power is vested in the cabinet while the elected bicameral national assembly exercises legislative power. Thailand has experienced several changes of government and changes in its political system since World War II. A new constitution became effective on October 11, 1997. There can be no assurance that Thailand's current government or political system will continue unchanged for the foreseeable future. Additionally, there can be no assurance that any future change in the government will be the result of democratic processes.

THE THAI ECONOMY HAS A RECENT HISTORY OF INSTABILITY.

     Although Thailand's economy has been characterized in the past decade by high growth rates, in 1996 and particularly in 1997, economic growth slowed significantly in relation to historical levels. In late 1996 and throughout 1997, Thailand experienced significant economic weakness, resulting primarily from declines in the property and finance industries, a sharp reduction in financial liquidity and a general deterioration in investor confidence. In addition, the country has had recurring trade balance and current account deficits. The government of Thailand also agreed on August 5, 1997, to accept the austerity measures of the International Monetary Fund or "IMF" aimed at rehabilitating and restructuring the economy as a condition to receipt of IMF-led loans and financial assistance in the billions of dollars. International credit rating agencies, including Moody's Investors Service, Inc. and Standard & Poor's Corporation, had downgraded Thai sovereign as well as various Thai corporate and financial institutions' debt ratings. Between January 3, 1996 and December 31, 1997, the Stock Exchange of Thailand Index fell from 1,323.43 to
372.69. On December 8, 1997, the Thai government terminated the operations of 56 of the 91 finance companies in Thailand.

     There can be no assurance that our operations will not adversely be affected by:

     o    the economy in Thailand and in Southeast Asia generally;

     o the interest rates and inflation in Thailand and other Southeast Asian countries;

     o the lack of liquidity and stability in the Thai and other Southeast Asian finance industries; or

     o other factors including measures taken by the government of Thailand in response to economic conditions.

     Instability in the Thai economy could affect our ability to finance our working capital needs, collect on receivables for goods shipped or build market share internationally or in Thailand. Further, we can give no assurance that the economies of Thailand and Southeast Asia will not materially worsen.

THE THAI GOVERNMENT CONTROLS THE CURRENCY CONVERSION RATES AND SETS LIMITS ON THE AMOUNT OF CASH THAT A THAI ENTITY MAY MAINTAIN IN U.S. DOLLARS.

     On January 6, 1998, the Thai Cabinet approved the issuance of a Ministry of Finance regulation to limit the U.S.$ holding period for exporters in an effort to curtail currency speculation and increase the U.S.$ supply in the local economy. Previously, exporters were required to be paid within 180 days and to sell or deposit the proceeds in a foreign currency account with an authorized bank in Thailand within 15 days of receiving such proceeds. However, according to the January 1998 regulation, exporters must now be paid within 120 days, after which they have seven days in which to sell or deposit the proceeds in a foreign currency account in Thailand. This requirement applies to all export proceeds earned by a Thai company outside Thailand.

     A Thai entity may open a foreign currency account under the following conditions:

     o the account must be with an authorized bank in Thailand and the funds must originate from abroad;

     o remittance abroad of funds deposited in such an account for payment of ordinary business transactions would require submission of supporting evidence and approval of the Bank of Thailand; and

     o the total amount of daily outstanding balances in such an account must not exceed U.S.$5 million, otherwise, such excess amount would be required to be converted to Baht.

     An exemption to these regulations allows a depositor to keep deposits in U.S.$ up to an amount not to exceed the depositor's obligations to foreign creditors and the international banking facilities of Thailand commercial banks payable within the next three months. Funds deposited in a foreign currency account may be withdrawn for, inter alia, payment of interest and principal due on offshore debt repayments. Proof that the payment of interest is required must be submitted with the bank in which the currency is deposited each and every time an application to withdraw and repatriate foreign currency is made. As a general matter, the outward remittance from Thailand of dividends, interest or capital gains from the transfer of securities after payment of any applicable Thai taxes, if any, may be made if the amount does not exceed U.S.$5,000 per remittance, beyond which amount, a report must be made to the Bank of Thailand.

     Parties may apply for an exemption or relaxation from the "strict observance" of the above requirements. We were able to obtain waivers from the Bank of Thailand which would allow us to keep certain U.S.$ amounts of export earnings offshore in certain accounts for an amount not to exceed U.S.$130 million each year through the redemption of certain notes and debentures. Additionally, we were also granted an approval from the Bank of Thailand which would allow us to keep U.S.$ amounts in excess of U.S.$5 million in accounts in Thailand for an amount not to exceed our obligations in foreign currencies payable within three months from the date of deposit.

     Any excess amount of foreign currencies must be converted into Baht. Such conversion would require us to bear exchange rate risks as many of our obligations are U.S.$ denominated. If we are unable to maintain these waivers and are required to convert such revenue into Baht, any devaluation of the Baht against the U.S.$ could have an adverse effect on our results of operations and could materially impair our ability to repay our U.S.$ obligations.

BECAUSE WE HAVE SIGNIFICANT BAHT DENOMINATED ASSETS AND LIABILITIES, WE ARE SUBJECT TO FLUCTUATIONS IN CURRENCY EXCHANGE RATES.

     Prior to July 1997, the Bank of Thailand determined the value of the Baht based on a "basket," the composition of which was not made public but of which the U.S.$ was the principal component. Prior to July 1997, the Baht had a history of stability, trading in a narrow range of 24.47 Baht to 25.97 Baht to the U.S.$1.00, as a result of frequent intervention by the Bank of Thailand through purchases and sales of U.S.$. However, on July 2, 1997, under substantial market pressure, the Thai government floated the Baht and effectively ceased such intervention, and the value of the Baht, as reflected in the Noon Buying Rate, declined from 24.52 Baht per U.S.$1.00 on July 1, 1997 to
56.10 Baht per U.S.$1.00 on January 12, 1998 and stood at 39.15 Baht to U.S.$1.00 on May 15, 1998. We can give no assurance that the value of the Baht will not decline further, increase or continue to fluctuate widely against other currencies in the future. Adverse economic conditions in Thailand and the region incidental to the devaluation of the

Baht may also reduce some of our customers' ability to pay, and we can give no assurance that such reduced demand will not have an adverse effect on us.

     Our functional currency is the U.S. dollar, however, we have significant Baht denominated assets and liabilities. Therefore, fluctuations in the value of the Baht relative to the U.S.$ may cause us to recognize material foreign exchange gains or losses which could adversely affect our results of operations and financial condition. Although we had not done this in the past, in the future, we may decide to hedge our currency positions to attempt to avert any adverse consequences of exchange rate fluctuations. We can give no assurance that we will be able to successfully hedge our exchange rate exposure or that we will be able to hedge such exposure at a satisfactory cost.

WE ARE SUBJECT TO THE THAI LEGAL SYSTEM IN WHICH CASE OUTCOMES AND THE APPLICATION OF LAW ARE UNPREDICTABLE.

     The Thai legal system is based on written statutes and is a system, unlike common law systems, in which decided legal cases have little precedential value. The Thai system is similar to civil law systems in this regard. The basic laws, such as the Civil and Commercial Code, the Civil Procedures Code, and the Criminal Procedures Code are derived from similar codified laws in continental Europe.


                   RISKS ASSOCIATED WITH THE JEWELRY BUSINESS

IF GENERAL ECONOMIC CONDITIONS WORSEN, PURCHASES OF JEWELRY AND GEMSTONES ARE LIKELY TO DECLINE.

     Jewelry purchases are discretionary for consumers and may be particularly affected by adverse trends in the general economy. The success of our operations depends to a significant extent upon a number of factors relating to discretionary consumer spending in markets where we operate. Some of the factors that impact consumer spending include economic conditions in the regions we serve, employment, wages and salaries, business conditions, interest rates, availability of credit and taxation. We can give no assurance that consumer spending will not be adversely affected by general economic conditions and negatively impact our results of operations or financial conditions.

     Any significant deterioration in general economic conditions or increases in interest rates may inhibit consumers' use of credit and cause a material adverse affect on our net sales and profitability. Furthermore, any downturn in general or local economic conditions in the markets in which we operate could materially adversely affect our collection of outstanding customer accounts receivables.

THE JEWELRY BUSINESS IS HIGHLY SEASONAL.

     We greatly depend on the success of our Christmas "selling season" for our success. The success of our Christmas season depends on many factors beyond our control, including general economic conditions and industry competition. Sales during the Christmas selling season typically account for approximately 40% of net sales and 45% of annual earnings. During our 2000 Christmas selling season net sales were $14,227,438.

WE ARE SUSCEPTIBLE TO FLUCTUATIONS IN THE PRICE OF GEMS AND PRECIOUS METALS.

     We are subject to other supply risks, including fluctuations in the prices of precious gems and metals. Presently, we do not engage in any activities to hedge against possible fluctuations in the prices of precious gems and metals. If fluctuations in these prices are unusually large or rapid and result in prolonged higher or lower prices, we cannot assure that the necessary retail price adjustments can be made quickly enough to prevent us from being adversely affected.

                  RISKS RELATED TO OWNERSHIP OF OUR SECURITIES

THE MARKET PRICE FOR OUR COMMON STOCK HAS BEEN HISTORICALLY VOLATILE AND IT MAY BE DIFFICULT TO PREDICT THE FUTURE PRICE OF OUR COMMON STOCK.

     From time to time, there has been and may continue to be significant volatility in the market price for our common stock. Quarterly operating results, changes in general conditions in the Thailand economy, the U.S. economy, financial markets, natural disasters or other developments could cause the market price of our common stock to fluctuate substantially.

BECAUSE THE MARKET FOR OUR COMMON STOCK LACKS LIQUIDITY, IT MAY BE DIFFICULT TO PURCHASE OR SELL OUR STOCK ON THE PUBLIC MARKET.

     Our common stock currently trades on the Pink Sheet Service. We have applied to have our common stock listed on the American Stock Exchange. We also intend to contact an authorized OTC Bulletin Board market-maker for sponsorship of our common stock on the OTC Bulletin Board after this registration statement clears the comment and review process of the United States Securities and Exchange Commission. Although we have applied to list our common stock on the American Stock Exchange, there can be no assurance that an active public market for our common stock will be created and sustained. Accordingly, investors may not be able to sell their common stock should they desire to do so, or may be able to do so only at lower than desired prices. While no prediction can be made as to the effect, if any, that future sales of shares of our common stock, or the availability of additional shares for future sales, will have on the market price of our common stock prevailing from time to time, sales of substantial amounts of our common stock or the perception that such sales could occur, would likely adversely affect the market price for our common stock.

YOU WILL BE UNABLE TO EXERCISE ANY CONTROL OVER OUR MANAGEMENT BECAUSE A SINGLE STOCKHOLDER CONTROLS 80% OF THE VOTING CONTROL OF THE TOPAZ GROUP.

     Ms. Jariya Sae-Fa, an officer and director of one of our subsidiaries and sister of Dr. Apichart, is the principal stockholder of Best Worth. Best Worth beneficially owns all of our outstanding series A and series B preferred stock and controls approximately 95% of all stockholder votes primarily as a result of its ownership of all of the 3,721,050 outstanding shares of our series A preferred stock and all of the 1,006,513 outstanding shares of our series B preferred stock, which entitles the holder to 20 votes per share. Accordingly, Ms. Sae-Fa, as managing member of Best Worth, is in a position to elect all of our directors and to direct stockholder approval upon all issues to be voted upon by our stockholders.

OUR OFFICERS AND DIRECTORS ARE GRANTED LIMITED LIABILITY FOR THEIR ACTIONS BY OUR ARTICLES OF INCORPORATION AND BY-LAWS.

     Our articles of incorporation and by-laws contain provisions limiting the liability of our directors for monetary damages to the fullest extent permissible under Nevada law. This is intended to eliminate personal liability of a director for monetary damages in an action brought by us or in our right for breach of a director's duties to us or to our stockholders except in certain limited circumstances. In addition, the articles of incorporation and by-laws contain provisions requiring us to indemnify our directors, officers, employees and agents serving at our request against expenses, judgments (including derivative actions), fines and amounts paid in settlement. This indemnification is limited to actions taken in good faith in the reasonable belief that the conduct was lawful and in or not opposed to our best interests. Our articles of incorporation and by-laws provide for the indemnification of directors and officers in connection with civil, criminal, administrative or investigative proceedings when acting in their capacities as agents for us. The foregoing provisions may reduce the likelihood of derivative litigation against directors and officers and may discourage or deter stockholders or management from suing directors or officers for breaches of their duties to us, even though such an action, if successful, might otherwise benefit us and our stockholders.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     Future sales of shares of common stock by existing stockholders under Rule 144 of the Securities Act of 1933, as amended or the "Securities Act", could materially adversely affect the market price of our common stock. A material reduction in the market price of our common stock could materially impair our future ability to raise capital through an offering of equity securities. A substantial number of shares of common stock are available for sale under Rule 144 in the public market or will become available for sale in the near future.

ITEM 2.  FINANCIAL INFORMATION


                      SELECTED CONSOLIDATED FINANCIAL DATA

     The tables that follow present portions of our consolidated financial statements and are not complete. You should read the following selected consolidated financial information in conjunction with our consolidated financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this registration statement. The consolidated statements of operations data for the years ended December 31, 1998, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999 and 2000 are derived from our consolidated financial statements that have been audited by Grant Thornton LLP, independent auditors, which are included elsewhere in this registration statement. The consolidated statements of operations data for the years ended December 31, 1996 and 1997 and the consolidated balance sheet data as of December 31, 1996, 1997 and 1998 are derived from unaudited financial statements that are not included in this registration statement, which in our opinion reflect all adjustments necessary to present fairly our financial position and results of operations for the periods presented. The statement of operations data and balance sheet data for the six months ended June 30, 2000 and June 30, 2001 are derived from unaudited financial statements, which in our opinion reflect all adjustments necessary to present fairly our financial position and results of operations for the periods presented. The historical results presented below are not necessarily indicative of the results to be expected for any future year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                                          Six Months Ended
                                                     Year Ended December 31,                                  June 30,
                                   -----------------------------------------------------------------------------------------
                                   2000          1999         1998          1997          1996          2001            2000

Sales                           $ 32,483,043   $ 19,881,283  $ 18,886,737   $ 17,622,804   $ 24,309,947   $ 9,486,245  $ 10,455,707
Cost of Goods Sold                23,672,904     11,025,824    10,976,881     12,937,673     21,654,240     6,666,915     7,317,975
                                ------------   ------------  ------------   ------------   ------------   -----------  ------------
Gross Profit                       8,810,139      8,855,459     7,909,856      4,685,131      2,655,707     2,819,330     3,137,732
Selling, General &
Administrative Expenses            3,952,089      4,346,100     4,154,545      2,636,375      4,220,181     1,877,097     2,048,239
                                ------------   ------------  ------------   ------------   ------------   -----------  ------------

Earnings from operations           4,858,050      4,509,359     3,755,311        464,950         19,332       942,233     1,089,493


Other Income (expense)              (782,017)     1,826,234       884,299     (4,768,083)     4,845,289     1,275,328      (209,843)
                                ------------   ------------  ------------   ------------   ------------   -----------  ------------

Earnings (loss) before             4,076,033      6,335,593     4,639,610      5,310,239     (4,748,751)    2,217,561       879,650
extraordinary item

Extraordinary item-gain on
debt Restructuring                        --        803,589            --             --             --            --            --
                                ------------   ------------  ------------   ------------   ------------   -----------  ------------

Net Earnings (loss)                4,076,033      7,139,182     4,639,610      5,310,239     (4,748,751)  $ 2,217,561       879,650

Preferred stock dividends                 --     (2,734,610)   (12,270,00)            --            --             --            --
                                ------------   ------------  ------------   ------------   ------------   -----------  ------------


                                     -14-

Net Earnings (loss) available
to common stockholders          $  4,076,033   $  4,404,572  $ (7,630,930)  $  5,310,239   $ (4,748,751)  $ 2,217,561  $    879,650

Weighted average shares of           829,727        763,000       763,000        763,000        763,000     1,248,643       763,000
Common Stock

Common stock and potential         5,639,419      5,498,680            --      5,498,680             --     6,052,449     5,498,680
issuable common stock

Net earnings (loss)  Basic      $       4.91   $       5.77  $     (10.00)  $       6.96   $     (6.22)  $       1.78  $   1.15
per share available  Diluted
to common Stockholders          $       0.72   $       0.80  $     (10.00)  $       0.97   $     (6.22)  $       0.37  $   0.16



                                                           December 31,                                     June 30, 2001
                                   -------------------------------------------------------------------------------------------
                                   2000          1999         1998          1997          1996           2001            2000
BALANCE SHEET DATA
Cash and Cash Equivalents            321,734      574,439     1,782,897      293,002        842,078       653,213       409,226
Working Capital                   17,941,917   14,632,923     5,483,459   12,314,174      4,113,516    19,908,169    15,314,224
Total Assets                      26,662,838   24,374,159    23,846,301   20,491,681     16,846,513    29,631,858    27,867,783
Total Liabilities                 11,345,249   13,232,603    16,186,882    5,772,247      9,851,553    12,136,708    15,786,577
Total Stockholders' Equity        15,277,589   11,141,556     7,659,419   14,719,254      6,994,960    17,495,150    12,081,206

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

      The following discussion of the financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto. The following discussion contains certain forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties related to the need for additional funds, the rapid growth of the operations and our ability to operate profitably after the initial growth period is completed. We undertake no obligation to publicly release the results of any revisions to those forward-looking statements that may be made to reflect any future events or circumstances.

RESULTS OF OPERATIONS

THE SIX MONTHS ENDED JUNE 30, 2001 AND JUNE 30, 2000

      SALES. Total sales for the first six months ended June 30, 2001 were $9,486,245 compared to $10,455,707 for the six months ended June 30, 2000, a decrease of 9.3%. The decrease in sales is primarily attributed to decrease in consumer spending in the U.S.

      COST OF GOODS SOLD. Cost of goods sold was $6,666,915 or 70.3% of sales for the six months ended June 30, 2001 as compared to $7,317,975 or 70% of sales during the six months ended June 30, 2000. The small percentage increase is a result of increased radiation cost of manufactured gemstones.

      OPERATING COSTS. Operating costs were $1,877,097 for the six months ended June 30, 2001, compared to $2,048,239 for the six months ended June 30, 2000. The decrease is largely attributed to a bad debt expense incurred during the six months ended in June 2000 of $184,842 plus a remeasurement baht devaluation for the first six months of 2001. This devaluation is applied to Baht Sales General and Administrative expenses when remeasured to US dollars. This reduction in SG&A expenses was offset against increased professional fees of $43,663 and $40,375 in increased Sales General & Administrative Salaries.

      EARNINGS FROM OPERATIONS. Earnings from operations for the six months ended June 30, 2001 were $942,233 compared to $1,089,493 for the six months ended June 30, 2000. This decrease is attributed to a reduction in year to date revenues of $969,462 and a corresponding drop in gross profit of $318,402 offset by a reduction in selling, general and administrative expenses of $171,142.

      OTHER INCOME. Other income and (expense) was $1,275,328 for the six months ended June 30, 2001 compared to ($209,843) for the six months ended June 30, 2000. The increase in other income is primarily attributed to a net increase in the Currency Exchange Rate Gain and Remeasurement Gain of $1,459,574. Our Thai subsidiaries maintain their books and records in Thai Baht. However, their functional currency is the U.S. dollar. Monetary assets and liabilities and related income and expense items are remeasured using the current rates. Certain non-monetary assets (notably property and equipment) are remeasured at historical rates. Other non-monetary balance sheet items and related revenues, expenses, gains and losses are remeasured using average exchange rates.

      NET EARNINGS. We reported net earnings of $2,217,561 for the six months ended June 30, 2001 compared to $879,650 for the six months ended June 30, 2000. The difference is largely attributed to favorable currency movements and a net decrease in selling, general and administrative expenses that offset a reduction in gross profit.

FISCAL YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999

     SALES. Total sales were $32,483,043 in fiscal 2000 compared to $19,881,283 in fiscal 1999, an increase of 63.4%. The increase in sales is primarily attributed to increased sales of jewelry to existing customers, aggressive promotion of lower priced jewelry lines to new customers and the addition of new customers due to increased participation in jewelry shows in the United States and Hong Kong. Sales increased due to jewelry manufactured with lower grade stones. Such sales carried lower profit margins, resulting in an overall revenue increase from 1999 to 2000 without increases to gross margin.

     COST OF GOODS SOLD. Cost of goods sold was $23,488,062 in fiscal 2000, 72.3% of sales, compared to $11,025,824 in fiscal 1999, 55.4% of sales. The increase in cost of goods sold is due in part to increased incentive programs for new customers and lower gross margin sales of jewelry manufactured with lower grade stones.

     OPERATING COSTS. Operating costs were $4,136,931 in fiscal 2000, 12.7% of revenues, compared to $4,346,100 in fiscal 1999, 21.8% of revenues. This decrease is due in part to reduced overtime pay for staff employees of approximately $105,153, and to a Baht devaluation when applying the 1999 exchange rate to our year 2000 expenses.

     OPERATING PROFIT. Operating profit for fiscal 2000 was $4,858,050 compared to 1999 operating profit of 4,509,359 an increase of 7.7%. The increase is due primarily to reduced selling, general and administrative expenses.

     OTHER INCOME. Other income and (expense) were ($782,017) in fiscal 2000 compared to $1,826,234 in fiscal 1999, due to gains (losses) resulting from currency fluctuations. Our Thai subsidiaries maintain their books and records in Thai Baht. However, their functional currency is the U.S. dollar. Monetary assets and liabilities and related income and expense items are remeasured using the current rates. Certain non-monetary assets (notably property and equipment) are remeasured at historical rates. Other nonmonetary balance sheet items and related revenues, expenses, gains and losses are remeasured using average exchange rates.

     NET EARNINGS. We reported net earnings of $4,076,033 for fiscal 2000 compared to $7,139,182 for fiscal 1999, a decrease of 42.9%. The difference between operating profit and net earnings is largely attributed to currency fluctuations and an extraordinary gain on debt restructuring that occurred during the year ended December 31, 1999.

FISCAL YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998

     SALES. Total sales were $19,881,283 in fiscal 1999 compared to $18,886,737 in fiscal 1998, an increase of 5.3%. The fiscal 1999 increase in revenue is primarily attributed to increased sales of jewelry to existing customers.

     COSTS GOODS SOLD. Cost of goods sold was $11,025,824 in fiscal 1999 compared to $10,976,881 in fiscal 1998, an increase of 0.4%, due in part to reduced raw stone purchasing costs.

     OPERATING COSTS. Operating costs were $4,346,100 in fiscal 1999 compared to $4,154,544 in fiscal 1998, an increase of 4.6%. This resulted from increased Baht valuation in the fiscal 1999. In addition, increased salaries of approximately $159,759 also affected operating expenses.

     OPERATING PROFIT. Operating profit for fiscal 1999 was $4,509,359 compared to 1998 operating profit of $3,755,311 an increase of 20.1%, in part from an increase in gross profit margin from 1998 to 1999 of 2.6%.

     OTHER INCOME. Other income and (expense) were $1,826,234 in fiscal 1999 compared to $884,299 in fiscal 1998, an increase of 106.5%, resulting in part to a net increase in the currency exchange rate gain and a remeasurement gain of $917,753 or 106.9%. Our Thai subsidiaries maintain their books and records in Thai Baht. However, their functional currency is the U.S. dollar. Monetary assets and liabilities and related income and expense items are remeasured using the current rates. Certain non-monetary assets (notably property and equipment) are remeasured at historical rates. Other non-monetary balance sheet items and related revenues, expenses, gains and losses are remeasured using average exchange rates.

     EXTRAORDINARY ITEM. On July 30, 1999, Advance completed debt restructuring with an investor that purchased the rights to the debt from a failed financial institution, resulting in an extraordinary gain of $803,589. The debt restructuring occurred as a result of the failure of the financial institution and not Advance's ability to service the debt.

     NET EARNINGS. We reported net earnings of $7,139,182 for fiscal 1999 compared to $4,639,610 for fiscal 1998, an increase of 53.9%. The difference in operating income from net income is largely attributed to currency fluctuations and extraordinary gain on debt restructuring for fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES

SIX MONTHS ENDED JUNE 30, 2001

     Our principal source of working capital is income from operations, borrowings under our revolving credit facilities and short-term loans from a company affiliate. At June 30, 2001, we had a cash and cash equivalent balance of $653,213 and working capital of $19,875,179.

     Our operating activities provided cash of $85,142 for six months ended June 30, 2001 and $915,618 for year ended December 31, 2000. The decrease in cash provided by operating activities resulted primarily from a net increase in inventory growth of $896,361 for six months ended June 30, 2001. The net cash provided by financing activities for six months ended June 30, 2001 was $400,989 compared to (961,785) for the period ended December 31, 2000. This increase is due primarily to $1,736,947 in payments on notes payable accounted for during twelve months ended December 31, 2000 and absent during period end June 30, 2001.

     Our principal business is seasonal in nature with fourth quarter sales representing as much as 40% of annual sales. As a result of this seasonality and the decay periods inherent in our topaz products, inventory growth in the second and third quarters are customary. As of June 30, 2001 inventory was $23,660,417 compared to December 31, 2000 of $20,626,502, an increase of $3,033,915. The net effect directly impacts our cash flow as a decrease in cash flow from operating activities. In addition to seasonal build up, inventory growth can be attributed to two other factors: anticipated fourth quarter sales growth with changes in consumer buying trends and lengthy decay periods for the radiated stones coupled with short lead times on customer orders. The decay periods for the topaz stones can range from 120 to 240 days depending upon the hue. For darker hues the decay periods are longer. At the end of the 1st quarter the consumer-buying trend was to move from the lighter topaz hues to the darker colors. As a result of the decay periods, our production included significant levels of lighter hues preparing for the seasonal revenues. The consumer buying preference shifted to a darker stone, which included a longer decay period. As a result, our inventory levels continue to build with darker stones while the lighter topaz stones are showing slowing demand trends. This change in trends causes increased inventory levels. In addition, retailers and wholesalers continue to demand shorter lead-times for orders which in turn causes higher carrying values of finished stones to meet customer orders on time.

     We have two line of credit arrangements with two Thai financial institutions entered into in October 1999 and April 2000. Both lines are renewable automatically on a yearly basis and are subject to the banks' periodic reviews resulting in adjustment of our credit limit. The 1999 and 2000 lines bear interest at a rate equal to LIBOR plus two percent (8.208% December 31, 2000); the 1999 line is personally guaranteed by two of our directors and collateralized by various real estate properties belonging to us and one of our directors. The 2000 line is also guaranteed by two of our directors and secured by a deed on a real estate property owned by a related party. As of June 30, 2001, approximately $462,500 was available for borrowing under both 1999 and 2000 lines, respectively. As of December 31, 1999 and 2000 and June 30, 2001, the outstanding balance under both lines of credit was $0, $775,162 and $1,176,151, respectively.

     Our principal source of working capital is income from operations, borrowings under our revolving credit facilities and short-term loans from a company affiliate. At December 31, 2000, we had a cash and cash equivalent balance of $321,734 and working capital of $17,941,917 compared to $574,439 of cash and cash equivalents and working capital of $14,632,923 at December 31 1999.



     Our operating activities provided (used) cash of $951,618 and ($1,398,827) for fiscal 2000 and 1999. The increase in cash provided by operating activities resulted primarily from our fiscal 2000 profit of $4,076,033, less inventory growth of $2,137,554 and a non-cash gain of $752,760 on the remeasurement of redeemable ordinary shares. Operating cash flow increased from fiscal 1999 to 2000 because of a reduction in inventory growth when compared to 1999 inventory. Sales growth from 1999 to 2000 was 63.4% while inventories increased by only 11.6%. Selling, general and administrative expenses also decreased by $209,169 causing an increase in operating income. This increase is offset by a reduction in gross margin from 44.5% for fiscal 1999 to 27.7% for fiscal 2000. The reduction in gross margin is a result of lower profit jewelry sales manufactured with lower grade stones in fiscal 2000. The decrease in net cash provided by financing activities for 2000 and 1999 was $1,299,085, due primarily to $1,736,947 in payments on notes payable offset by $775,162 in additional net borrowings on our lines of credit. We have two line of credit arrangements with two Thai financial institutions entered into in October 1999 and April 2000. Both lines are renewable automatically on a yearly basis and are subject to the banks' periodic reviews resulting in adjustment of our credit limit. The 1999 and 2000 lines bear interest at a rate equal to LIBOR plus two percent (8.208% December 31, 2000), The 1999 line is personally guaranteed by two of our directors and collateralized by various real estate properties belonging to us and one of our directors. The 2000 line is also guaranteed by two of our directors and secured by a deed on a real estate property owned by a related party. As of December 31, 2000, approximately $836,000 and $493,000 were available for borrowing under the 1999 and 2000 line, respectively. As of December 31, 2000, the outstanding balance under both lines of credit was $775,162.

     The effects on liquidity of carrying large values of inventory can be referenced by days of sales in inventory. On average, for 12 months ended June 30, 2001, December 31, 2000 and 1999 inventory would remain on the books 354, 236 days and 378 days respectively until it is sold. During this period the inventory is classified as a current asset on the balance sheet but restricts the use of working capital until the inventory is sold.

     Inventory is valued by applying a moving average method for valuation. In general the inventory is valued by taking the quantities of inventory by group times a unit cost. The unit cost is calculated by adding the raw cost of the product plus any additional costs to bring it to its current condition including processing, transportation, insurance and holding costs. Because costs per unit fluctuate by unit over a relative period of time, the average cost for the processing or handling costs are averaged over the respective period represented by the age of the inventory.

     Our business can be classified into two major groups including sale of finished jewelry and finished stones, to a lesser degree. Most of our finished jewelry is made to order and is shipped when completed. (Inventory valuations include the lesser of manufactured cost or market valuation per unit times the quantities on hand.) Lower of cost or market is referenced by recent sale prices of the finished stones compared to the cost to produce or acquire such stones. If recent sales of an existing stone is not available, current market prices will dictate lower of cost or market.

     Management believes we have the ability to meet our current and anticipated financing needs for the next twelve months with the facilities in place and funds from operations, however, given our growth prospects, we may need to seek increases in our credit facilities during the upcoming year to sustain further revenue growth.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

CURRENCY FLUCTUATIONS

         1. EXCHANGE RATE INFORMATION

     Our Consolidated Financial Statements are prepared in U.S. dollars. The financial statements of our foreign subsidiaries are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52. Fluctuations in the value of foreign currencies cause U.S. dollar amounts to change in comparison with previous periods and, accordingly, we cannot quantify in any meaningful way, the effect of such fluctuations upon future income. This is due to the constantly changing exposure in the Thai Baht for our Thai subsidiaries.

     As of October 20, 2001, the interbank exchange rate for the Baht is trading at 44.73 Baht to the US dollar. The exchange rate in Thailand is showing signs of stability in 2001 with gradual recovery anticipated in early 2002. We anticipate that the economies of the Asian countries are continuing to recover which will further strengthen the Baht, however, the regions of Thailand are promoting exports to strengthen their economies. An attempt to control the valuation of the Baht is likely to come from easing exports, not imposing tight restrictions. We are unable to predict whether the trends noted above would have a material effect on our future financial condition or the results of operations and, if so, whether such an effect will be positive or negative.

         2. EXCHANGE RATE FLUCTUATION

         Thai Baht
                                                     2001                              2000
                                            High     Low      Average           High    Low   Average
                                            ----     ---      -------           ----    ----- -------
         Second quarter                     45.85    44.68    45.45             39.45   37.72    38.67

         First quarter                      45.00    42.19    43.29             38.30   36.71    37.96


                                                     2000                              1999
                                            High     Low      Average           High    Low   Average
                                            ----     ---      -------           ----    ----- -------
         Fourth quarter                     44.44    41.88    43.43             40.90   37.35    38.86

         Third quarter                      42.77    39.10    40.97             41.70   36.60    38.31

     We expect that the exchange rate of the currency of certain countries in Asia including Thailand will stabilize by the end of 2001. The stabilization and recovery of the Thai Baht is anticipated to show continued improvement with the recovery of the economy through 2002. We anticipate that the cost of raw materials, which includes precious and non-precious metals, are expected to show slight cost increases in the short-term with long-term stability.

         3. FORWARD-LOOKING STATEMENTS

     From time to time, we may make certain statements that contain "forward-looking" information. Words such as "anticipate", "estimate", project", "believe" and similar expressions are intended to identify such forward-looking statements. Forward-looking statements may be made by management orally or in writing, including, but not limited to, in press releases, as part of the Financial Information or Management's Discussion and Analysis or Plan of Operations and as part of other sections of this registration statement.

     Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including without limitations those identified below. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results of current and future operations may vary materially from those anticipated, estimated or projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their respective dates.

         4. FOREIGN CURRENCY RISK

     As of June 30, 2001, we had no open forward-contracts. Our Thai subsidiaries keep their books in the Thai Baht currency. As such, the Thai balances are exposed to currency gains and losses depending upon the currency rate fluctuations when compared to the US dollar for the respective periods. The currency and remeasurement gains and losses for periods ended June 30, 2001 and 2000 are $1,308,171 and $(195,857).

         5. INTEREST RATE FLUCTUATIONS

     Our interest expenses and income are sensitive to changes in interest rates. We had interest-bearing obligations of $1,176,151 for the period ended June 30, 2001 bearing various interest rates, and any fluctuation in the interest rate will have a direct impact on our interest expenses, cash flow and results of operations.

ITEM 3.  DESCRIPTION OF PROPERTY

     We operate four fully integrated facilities in various parts of Thailand totaling 101,000 square feet.

     Our headquarters, administrative facilities and primary manufacturing facilities are located in the Topaz Tower, a 15 story tower at 126/1 Krungthonburi Road, Banglampoo Lang, Klongsarn, Bangkok, Thailand that encompasses approximately 90,800 square feet. We occupy 74,000 square feet of this space subject to a lease that expires February 28, 2011 at a cost of approximately $3,200 per month and we lease the remaining 16,800 square feet on a month to month basis. We also have manufacturing facilities located at Mai Sai, Thailand, which we occupy subject to a lease that expires August 15, 2004 at a cost of approximately $200 per month, Lop Buri, Thailand, which we occupy subject to a lease that expires April 19, 2002 at a cost of approximately $760 per month, and Prayao, Thailand, which we lease on a month to month basis. The factory at Mai Sai encompasses approximately 11,000 square feet, the factory at Lop Buri encompasses approximately 8,600 square feet and the factory at Prayao encompasses approximately 5,250 square feet. We expect that we will be able to renew our leases when they expire. If, however, we are unable to renew any of our leases, we believe that there is widely available commercial space for leasing in each of our locations and that we would be able to relocate our capital equipment into a new space without experiencing a material adverse impact on our results from operations or operating expenses.

     We lease offices located in Issaquah, Washington which are subject to a lease that provides for monthly rent of approximately $5,300 per month and include 2,171 square feet with a termination date of August 31, 2006.
Our office is located at 1180 NW Maple Street, Suite 180, Issaquah, Washington 98027. Our telephone number is 425-392-3144. The operations that are performed at this location include: U.S. accounting activities, preparation of quarterly and annual reports, financing and capital-raising activities, credit, collections and U.S. sales and customer support services. Our chief financial officer, treasurer and U.S. sales staff is located in this office.

     Our subsidiaries are located as follows: Creative Gems & Jewelry Co., Ltd., 57/7 Moo 4, Tambol Thasala, Amphur Muang, Lopbur, Thailand 15000; Advance Gems & Jewelry Co., Ltd., 57/31 Moo 4, Tambol Thasala, Amphur Muang, Lopburi, Thailand 15000; and Advance Gems Manufacturing Co., Ltd., 399 Moo 4 Tambol Yuan, Amphur Chiangkam, Payao, Thailand 56110.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of our common stock and series A and series B preferred stock as of July 31, 2001 by:

     o each person known by us to beneficially own more than 5% of the outstanding shares of common stock, preferred stock or series B preferred stock;

     o    each of our directors and named executive officers; and

     o    our directors and executive officers as a group.

     Each share of common stock and series A preferred stock is entitled to one vote per share while each share of series B preferred stock is entitled to twenty votes per share. The shares of series A preferred are convertible into shares of common stock at any time. The shares of series B preferred stock are convertible into shares of common stock upon specified events.

                                                                           Series A                  Series B
                                                Common Stock            Preferred Stock          Preferred Stock
                                                ------------            ---------------          ---------------
                                                         Percent                   Percent                  Percent
NAME AND ADDRESS OF                          No.           of           No.          Of          No.          of
BENEFICIAL OWNER (1)                        Shares        Class        Shares       Class      Shares        Class
                                          ----------    ---------    ----------   ---------  ----------    -------

Best Worth Agents, Ltd. (2)                       ---          ---     3,721,050       100%    1,006,513       100%

U.S. Heritage Capital Corp.                   148,000       11.17%           ---        ---          ---        ---
5770 Wulff Run Road
Cincinnati, OH 45233

Ray L. Sloan                                  120,000        9.06%           ---        ---          ---        ---
8728 CR 1016
Burleson, TX 76028

Jeremy F. Watson                              100,000        7.55%           ---        ---          ---        ---

Thammatinna Thammaradi                            ---          ---           ---        ---          ---        ---

Leonard Orrin                                     ---          ---           ---        ---          ---        ---

David Dikinis                                     ---          ---           ---        ---          ---        ---

Dr. Aphichart Fufuangvanich                    27,000        2.04%           ---        ---          ---        ---

Terrance C. Cuff                              100,000        7.55%           ---        ---          ---        ---

Timothy Matula                                101,250        7.64%           ---        ---          ---        ---

Thiti Fufuangvanich                               ---          ---           ---        ---          ---        ---

Alson Lee                                         ---          ---           ---        ---          ---        ---

Jason Sugarman                                    ---          ---           ---        ---          ---        ---

All officers and directors                    328,250       24.78%           ---        ---          ---        ---
as a group (ten (10) persons,
including the foregoing)

--------------------

                                     -20-

(1)    Unless otherwise indicated, the address of each beneficial owner is the care of Topaz Group, Inc., 126/1 Krungthonburi Road,
       Banglampoo Lang, Klongsarn, Bangkok 10600 Thailand.

(2)    Jariya Sae-Fa is the beneficial owner of Best Worth Agents, Ltd.  and the sister of Dr. Aphichart Fufuangvanich, who is also one of our directors.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers and their present positions with us are as follows:

NAME                                          AGE      POSITION
Jeremy F. Watson                              60       Chairman of the Board of Directors
Dr. Aphichart Fufuangvanich                   51       Director and President
Thammatinna Thammaradi                        40       Director and Executive Vice President
Terrance C. Cuff                              38       Director and Chief Financial officer
Timothy Matula                                40       Director and Treasurer
Leonard T. Orrin                              53       Director and Director of Sales
Thiti Fufuangvanich                           22       Director and Director of Research and Development
David Dikinis                                 48       Independent Director
Alson Lee                                     74       Independent Director
Jason Sugarman                                29       Independent Director

     Jeremy F. Watson has served as Chairman of the Board of Directors since September 1999. From March 1996 to February 1998, he served as Regional Vice President for Fritz Gegauf, A.G. From October 1973 to February 1996, Mr. Watson served in various positions at The Singer Company, the last being Managing Director of China Operations. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

     Dr. Aphichart Fufuangvanich has served us as president and as a director since February 2001. He has worked within the manufacturing and sales business for over 30 years. Dr. Aphichart Fufuangvanich has extensive experience within this field and has spent the last five years consulting to various stone manufacturing and sales companies, including Topaz Group. Dr. Apichart is the father of director Thiti Fufuangvanich.

         Thammatinna Thammaradi has served as an executive vice president since February 2000 and a director since September 1999, and has served as a director of Topaz Group since September 1999. She has been involved in the jewelry industry for over 10 years. She received an MBA in finance from the University of Denver and a Bachelors Degree in Economics from Thammasat University, Bangkok.

         Terrance C. Cuff has served us as chief financial officer and as a director since February 2001. From January 1994 to February 2000, he was the President and a shareholder of Business Exchange Center, Inc., a merger & acquisitions firm. Prior to holding the President position he served as senior valuation analyst, from 1989 to 1994 with the same firm.

         Timothy Matula has served us as treasurer and as a director since February 2001. He is currently a principal in Quantum Capital Advisors, a money management and corporate advisory firm. He is also currently a member of the Board of Directors at Eat at Joe's, Inc. From 1994 to 1997, Mr. Matula served as Assistant Vice President of Quantum Portfolio Manager at Prudential Securities.

         Leonard T. Orrin has served as director of sales and as a director for Topaz Group since September 1999 and the Director of Sales for Topaz Group's subsidiaries since August 1995. Previously, he provided consulting services to various stone manufacturing and sales firms.

         Thiti Fufuangvanich has served as a director and the director of research and development since February 2001. From 1996 to 1999, he was a member of the Faculty of Engineering at Chulalongkorn University. He was the President of Student Government at Chulalongkorn University in 1999. Thiti Fufuangvanich is the son of director Dr. Aphichart Fufuangvanich.

         David Dikinis has served us as an independent director since February 2001. He is the founder of Gemstones.com, Amulet, Gemstone and Jewelry Catalog and Talisman Catalog each of which he established 1985. Mr. Dikinis is a Gemologist (GIA) and former board member of the American Gem Trade Association
(AGTA).

         Alson Lee has served us as an independent director since February 2001. He served in various functions within The Singer Company, including Vice President Pacific Region. Since retiring from The Singer Company, he has worked as a volunteer executive with the International Executive Service Corps with project assignments in Estonia from November 1993 to December 1993, Russia from May 1996 to June 1996, and Kazakhstan from September 1997 to October 1997. Mr. Lee also is a certified public accountant in the State of New York and the District of Columbia.

         Jason Sugarman has served us an independent director since September 2001. Mr. Sugarman is a principal of MKA Capital, a privately held real estate fund located in Orange County, California. He started at MKA in March 2000. Prior to this position Mr. Sugarman was the president of Cardinal Mortgage from February 1999 to March 2000. From 1994 to 2000, Mr. Sugarman was a principal of Patriot Homes, a land development and homebuilding company. He has a BA degree in economics from Stanford University.

Election of officers and directors

         All of our directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Our officers are elected by the board of directors at the first board of directors' meeting after each annual meeting of shareholders and hold office until their death, until they resign or until they have been removed from office.

ITEM 6.  EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning the compensation that will be paid on an annualized basis to our chief executive officer and the three (3) other most highly paid executive officers for all services to be rendered in all capacities to us during the fiscal years ended December 31, 1998, 1999 and 2000. No officers received compensation in excess of $100,000 during such years.


                           SUMMARY COMPENSATION TABLE

                                                                                              Long-Term
                                                 Annual Compensation                         Compensation
                                            ---------------------------------     ---------------------------------

                                                                                  Restricted    Securities
                                  Fiscal                          Other Annual       Stock      Underlying       All Other
Name and Principal Position        Year     Salary ($)   Bonus    Compensation      Awards        Options      Compensation
---------------------------        ----     ----------   -----    ------------      ------        -------      ------------

Kasem Chitmunchaitham,             2000       29,653       0            0              0             0               0
President and                      1999       31,710       0            0              0             0               0
Chief Executive Officer            1998       8,743        0            0              0             0               0

     We did not grant stock options in 2000.

     No executive officer held stock options during the 2000 fiscal year. As of the date of this registration statement, no executive officer holds stock options.

2001 STOCK OPTION PLAN

     Our board of directors adopted our stock option plan on May 15, 2001. Options granted under the plan may include those qualified as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended or the "Code", as well as non-qualified options. Employees as well as other individuals, such as our outside directors and consultants who are expected to contribute to our future growth and success, are eligible to participate in the plan. However, incentive stock options may only be granted to persons who are our employees or employees of certain of our affiliates on the date of grant. As of July 30, 2001 no options had been granted under the plan.

     The following summary of the plan is qualified in its entirety by reference to the text of the plan, a copy of which is filed as an exhibit to this registration statement.

TYPES OF GRANTS AND AWARDS

     The plan permits the grant of options which are intended to either be "incentive stock options" within the meaning of Section 422 of the Code, or "non-qualified stock options", which do not meet the requirements of Section 422 of the Code.

ELIGIBILITY

     All employees (including officers), directors and consultants of us and our affiliated corporations are eligible to be granted options under the plan. We currently have 2,000 employees. Participants under the Royal Sponsored Women's Program or outside subcontractors are not eligible for options.

STOCK SUBJECT TO THE PLAN

     The total number of shares of common stock for which options may be granted under the plan may not exceed 1,000,000, subject to possible adjustment in the future, including adjustments in the event of a recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction affecting our common stock. Any shares of common stock subject to any option, which for any reason expires, is canceled or is terminated unexercised will again become available for granting of options under the plan. However, once this registration statement becomes effective, none of our employees may be granted options individually with respect to more than 2,000,000 shares of common stock during any calendar year.

ADMINISTRATION

     Once this registration statement becomes effective, the plan will be administered by a committee of the board of directors of two directors, each of whom is a "non-employee director" within the meaning of regulations promulgated by the United States Securities and Exchange Commission and an "outside director," within the meaning of regulations promulgated by the U.S. Department of the Treasury. The stock option plan committee has the authority under the plan to determine the terms of options granted under the plan, including, among other things, the individuals who will receive options, the times when they will receive them, whether an incentive stock option and/or non-qualified option will be granted, the number of shares to be subject to each option, the date or dates each option will become exercisable (including whether an option will become exercisable upon certain reorganizations, mergers, sales and similar transactions involving The Topaz Group, Inc.), and the date or dates upon which each option will expire. The stock option plan committee has the authority, subject to the provisions of the plan, to construe the terms of option agreements and the plan; to prescribe, amend and rescind rules and regulations relating to the plan; and to make all other determinations in the judgment of the stock option plan committee necessary or desirable for the administration of the plan.

EXERCISE PRICE

     The exercise price of options granted under the plan is determined by the stock option plan committee, but in the case of an incentive stock option may not be less than:

     o 100% of the fair market value of the common stock on the date the incentive stock option is granted; and

     o 110% of such fair market value in the case of incentive stock options granted to an optionee who owns or is deemed to own stock possessing more than 10% of the total combined voting power of all classes of stock of the Topaz Group.

     The exercise price is payable by delivery of cash or a check to the order of The Topaz Group, Inc. in an amount equal to the exercise price of such options, or by any other means (including, without limitation, cashless exercise), which the board of directors determines are consistent with the purpose of the plan and with applicable laws and regulations.

TERMS AND CONDITIONS

     Options granted to employees and consultants may be granted for such terms as are established by the stock option plan committee, provided that, the term will be for a period not exceeding ten years from the date of the grant, and further provided that incentive stock options granted to a stockholder who is the beneficial owner of 10% of our common stock will be for a period not exceeding five years from the date of grant.

     Except to the extent otherwise determined by the stock option plan committee at the time of grant of a non-qualified stock option, if an optionee's relationship with the Topaz Group is terminated for any reason other than "disability" or death, the option may be exercised at any time within three months thereafter to the extent exercisable on the date of termination. However, in the event that the termination of such relationship is either (a) for cause, or (b) otherwise attributable to a breach by the optionee of an employment or confidentiality or non-disclosure agreement, such option will terminate immediately.

     Except to the extent otherwise determined by the stock option plan committee at the time of grant of a non-qualified stock option, in the event of the death of an optionee while an employee of, or consultant or advisor to the Topaz Group, within three months after the termination of such relationship (unless such termination was for cause or without the consent of the Topaz Group) or within one year following the termination of such relationship by reason of the optionee's "disability", the option may be exercised, to the extent exercisable on the date of his or her death, by the optionee's legal representatives at any time within one year after death, but not thereafter and in no event after the date the option would otherwise have expired.

     An option may not be transferred other than by will or the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee.

     The stock option plan committee may accelerate the date or dates on which an option may be exercised, or extend the dates during which an option may be exercised, provided, that no such acceleration or extension with cause any option intended to be an incentive stock option to fail to qualify as an incentive stock option, or cause the plan or any option granted thereunder to fail to comply with applicable short-swing profit rules promulgated by the United States Securities and Exchange Commission.

     The stock option plan committee may include additional provisions in option agreements, including without limitation, restrictions on transfer, repurchase rights, rights of first refusal, commitments to pay cash bonuses or to make, arrange for or guaranty loans or to transfer other property to optionees upon exercise of options, provided, that such additional provisions will not be inconsistent with the requirements of applicable law and such additional provisions will not cause any option intended to be an incentive stock option to fail to qualify as an incentive stock option.

EMPLOYMENT AGREEMENTS

     As of the date of this registration statement, we have no employment agreements with any of our executive officers.

DIRECTOR COMPENSATION

     There is no compensation for directors either on an annual basis or for attendance at board meetings.

     Our board is also comprised of an Audit Committee which has the following three members, all of whom are independent directors: David Dikinis, Jason Sugarman and Alson Lee who serves as the Chairman of the Audit Committee.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the fiscal year ended December 31, 1999, we exchanged an aggregate of $905,369 of gemstones from Calibration of Gems Factory Co., Ltd., Well Gems & Jewelry Co., Ltd. and Trillion Royal Grand Company Limited, companies controlled by Dr. Aphichart Fufuangvanich. Dr. Aphichart is one of our directors. These transactions were negotiated at arm's length and the prices paid for the gemstones were no less favorable than those we could have obtained from independent parties on the open market.

     Ms. Jariya Sae-Fa, a director of our wholly owned subsidiary Creative through January 2001 and the managing member of Best Worth Agents, Ltd., had loaned to us the cumulative amount of $543,929 as of December 31, 2000, $380,406 of which remains due and payable to Ms. Sae-Fa as of June 30, 2001. The loans from Ms. Sae-Fa have no term and do not bear interest. The debts are classified as a current liability and are expected to be paid within the fiscal year.

ITEM 8.  LEGAL PROCEEDINGS

     We are not presently a party to any litigation material to our ongoing business operations or financial condition.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         EQUITY AND RELATED STOCKHOLDER MATTERS

     Our common stock is quoted on the Pink Sheets Service under the symbol "TPAZ". The Pink Sheets Service or the "Pink Sheets" is a quotation service operated by the National Quotation Bureau, LLC, a paper quotation medium printed weekly and distributed to brokers/dealers. The Pink Sheets does not impose listing standards or requirements, does not provide automatic trade executions, and does not maintain relationships with quoted issuers. Issuers whose securities are quoted on the Pink Sheets may experience a loss of market makers, a lack of readily available "bid" and "asked" prices for their securities, a greater spread between the "bid" and "asked" price for their securities, and a general loss of liquidity in their securities.

     As of October 23, 2001, we had 1,624,886 shares of common stock outstanding held by 562 stockholders of record. The number of shares of our common stock which can be sold pursuant to Rule 144 under the Securities Act is 941,807 shares. The number of shares of our common stock which are subject to issuance upon conversion of the series A or series B preferred stock is 4,427,563 shares. The number of shares of our common stock which is subject to issuance upon the exercise of any outstanding warrants is 32,884 shares. On January 16, 2001 we filed with the Secretary of State of Nevada to increase voting privileges of the Series B preferred shares from 1 vote per share to 20 votes per share.

     The following table sets forth the range of high and low bid prices of our common stock for the fiscal quarters of 1998, 1999 and 2000, and for the fiscal quarters ended March 31 and June 30, 2001. The quotations represent prices between dealers in securities, do not include retail mark-ups, markdowns or commissions and do not necessarily represent actual transactions.


                          1ST QTR.                   2ND QTR.                  3RD QTR.                  4TH QTR.
                          HIGH LOW                   HIGH LOW                  HIGH LOW                  HIGH LOW

1998                    5.00         2.38          2.88          .34         1.19          .38          .63          .16

1999                    1.06          .25          3.75          .56         1.19          .38          .75          .38

2000                    1.25          .38          1.03          .42          .75          .36         1.55          .31

2001                    1.25          .70          2.70         1.25          N/A          N/A          N/A          N/A

     We have not paid common stock dividends.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

     We issued the following unregistered securities during the three-year period ended June 30, 2001.

     In April 1999, we entered into two separate exchange agreements with Best Worth Agents, Ltd., a British Virgin Islands corporation, to acquire all of the issued and outstanding preferred shares of Creative Gems and Jewelry Co., Ltd. and Advance Gems and Jewelry Co., Ltd., both Thai corporations. According to the terms of the exchange agreements, Topaz acquired 99.7% of the voting and dividend participation rights in each Thai company from Best Worth in consideration for which Topaz issued to Best Worth all shares of series A convertible voting and participating preferred stock. The terms of the preferred stock provide Best Worth with the right to one vote for each share of preferred stock on all matters voted on by holders of our common stock, as well as the right to receive dividends paid to preferred shareholders by us. We issued shares of our preferred stock to Best Worth in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. We believe that the exemption afforded by Section 4(2) of the Securities Act is applicable to the Best Worth Transaction because it was a sale of securities by an issuer not involving a public offering, and the shares were offered to a single accredited investor in an offering not involving a general solicitation.

     In September 2000, we issued warrants to purchase an aggregate of 32,884 shares of common stock to three consultants as compensation for services rendered to us. The names of the persons to whom these securities were issued and the number of shares of our common stock issuable to each person upon exercise of the warrants by such person are as follows:


NAME                                                   COMMON SHARES ISSUABLE
Timothy Matula                                         4,933
Terrance C. Cuff                                       12,179
Herbert H. Wax                                         15,772

     We issued these warrants to each consultant in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. We believe that the exemption afforded by Section 4(2) of the Securities Act is applicable to this placement because it was a sale of securities by an issuer not involving a public offering, and the shares were offered to three accredited or sophisticated investors in an offering not involving a general solicitation.

     On May 5, 1999, we issued 210,000 shares of common stock each to Jim Fain and Sakon, Ltd. In consideration for services rendered in connection with the share exchange between Topaz Group and Best Worth Agents, Ltd. Both sales were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

ITEM 11. DESCRIPTION OF SECURITIES

     The authorized capital stock of the Topaz Group consists of one hundred million shares of common stock, 1,324,886 of which were outstanding as of June 25, 2001, and held of record by approximately 562 shareholders, and fifty million shares of preferred stock. Of the preferred stock, we have authorized 26,000,000 shares of series A and 10,000,000 shares of series B, of which 3,721,050 and 1,006,513 shares, respectively, were issued and outstanding as of June 25, 2001. The following summaries of certain provisions of the common stock and certain of the rights and privileges of the preferred stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of our restated articles of incorporation, bylaws, and the certification of designation of series A preferred stock and series B preferred stock, each of which is included as an exhibit to this registration statement, as well as and by the provisions of applicable law.

COMMON STOCK

     The holders of our common stock: are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors; do not have cumulative voting rights; do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; are entitled to dividends and other distributions as may be declared from time to time by the board of directors out of any funds legally available for that purpose; and, will, upon the liquidation, dissolution or winding up of the Topaz Group, share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all of the our liabilities and the payment of the liquidation preference of any outstanding preferred stock, if such stock is at any time authorized, issued and outstanding.

     All shares of our common stock now outstanding are fully paid and non-assessable. Reference is made to the our articles of incorporation, by-laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of the holders of our common stock.

SERIES A AND SERIES B PREFERRED STOCK

     Our board of directors has authorized the issuance of two series of preferred stock, designated as series A preferred stock, consisting of 26,000,000 shares, par value $.001 per share and series B preferred stock, consisting of 10,000,000 shares, par value $.001 per share. A certificate of designation filed with the secretary of state of Nevada governs the terms and conditions of the series A and series B preferred stock. The following is a brief description of key terms of the preferred stock.

     DIVIDENDS

     The holders of shares of the preferred stock shall be entitled to receive, when, as and if declared by the board of directors, out of our assets legally available therefore, non-cumulative dividends on a pro rata basis with all other holders of preferred stock (as adjusted for any stock dividends, combinations or splits with respect to such stock).

     Each fractional share of preferred stock outstanding shall be entitled to a ratably proportionate amount of any dividends or other distributions made with respect to each outstanding share of preferred stock, and all such distributions shall be payable in the same manner and at the same time as distributions on each outstanding share of preferred stock.

         PREFERENCES ON LIQUIDATION.

     In the event of any dissolution, liquidation or winding up of the Topaz Group, whether voluntary or involuntary, the holders of preferred stock shall be entitled to receive out of our assets, for each share of preferred stock then outstanding, before any payment or distribution shall be made in respect of our common stock, cash in an amount equal to (i) $0.001 (as adjusted for any stock dividend, split, combination, recapitalization or similar transaction with respect to the capital stock of the Topaz Group), plus an amount equal to all accrued or declared but unpaid dividends thereon to the date of such payment, and (ii) the pro rata share of any proceeds, treating the preferred stock as if converted into shares of common stock.

     If upon our liquidation, dissolution, or winding up, our assets available for distribution to our stockholders shall be insufficient to pay the holders of the preferred stock the full liquidation preference, the holders of the preferred stock shall all share in any distribution of assets, each getting a relative share of the distribution based on their relative holdings of the preferred stock.

         CONVERSION RIGHTS

     Each share of series A preferred stock shall be convertible, at the option of the holder thereof and without the payment of additional consideration by the holder thereof, at any time, into one share of common stock.

         FORCED CONVERSION

     We may force a conversion of the series A preferred stock if we sell our common stock in a public offering at a price to the public of at least $4.00 per share and in which we receive more than $5,000,000 in gross proceeds or if we sell all or substantially all of our assets or capital stock to another entity. The series B preferred stock will automatically convert into common stock on a one-to-one basis immediately prior to either the sale of all of our capital stock to a third party or the merger of the Topaz Group into another surviving company.

         VOTING RIGHTS

     Except as otherwise required by applicable law, the holders of preferred stock shall be entitled to vote on all matters on which the holders of common stock shall be entitled to vote, in the same manner and with the same effect as the holders of common stock, voting together with the holders of common stock as a single class. For this purpose, the holders of preferred stock shall be given notice of any meeting of stockholders as to which the holders of common stock are given notice in accordance with our bylaws.

     As to any matter on which the holders of preferred stock shall be entitled to vote, each holder of series A preferred stock shall have a number of votes per share equal to the number of shares of common stock into which such share of preferred stock is convertible.

     As to any matter on which the holders of preferred stock shall be entitled to vote, each holder of series B preferred stock shall have a number of votes per share of series B preferred stock equal to twenty (20) times the number of shares of common stock into which such share of series B preferred stock is convertible.

     So long as any shares of preferred stock are outstanding, we will not

     (a) alter or change any of the powers preferences, privileges, or rights of the series A or series B preferred stock; or

     (b) amend the provisions of the certificate of designation changing the seniority, liquidation, conversion or other rights of the series A or series B preferred stock, without first obtaining the approval of the holders of at least a majority of the outstanding shares of series A or series B preferred stock, as applicable.

ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF INCORPORATION

     The following provisions in our articles of incorporation may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

     o Authorized But Unissued Shares. The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render more difficult or discourage an attempt to gain control of us by means of a proxy contest, tender offer, merger or otherwise.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Transfer Online, Inc. and is located at 227 SW Pine Street, Suite 300, Portland Oregon 97204.

ITEM 12. INDEMNIFICATION OF OFFICERS AND DIRECTORS

         LIMITATION ON DIRECTOR'S LIABILITY

     Under Nevada Revised Statutes Section 78.7502 and 78.751, our articles of incorporation and by-laws provide us with the power to indemnify any of our directors, officers, employees or agents. The director, officer, employ or agent must have conducted himself in good faith and reasonably believe that his conduct was in, or not opposed to our best interests. In a criminal action the director, officer, employee or agent must not have had a reasonable cause to believe his conduct was unlawful. Advances for expenses may be made if the director affirms in writing that he believes he has met the standards and that he will personally repay the expense if it is determined he did not meet the standards.

     We will not indemnify a director or officer adjudged liable due to his negligence or willful misconduct toward us, adjudged liable to us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding.

     We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act of 1933.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered for resale, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 13. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None

                      CONSOLIDATED FINANCIAL STATEMENTS AND
               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


                                C O N T E N T S


                                                                Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS              F-3


FINANCIAL STATEMENTS

           CONSOLIDATED Balance SheetS                          F-4

           CONSOLIDATED STATEMENTS OF EARNINGS                  F-5

           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY       F-6

           CONSOLIDATED STATEMENTS OF CASH FLOWS                F-7

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           F-8

              Report of Independent Certified Public Accountants
              --------------------------------------------------


Board of Directors
The Topaz Group, Inc.

We have audited the accompanying consolidated balance sheets of The Topaz Group, Inc. and Subsidiaries as of December 31, 1999 and 2000 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Topaz Group, Inc. and Subsidiaries as of December 31, 1999 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Seattle, Washington
March 14, 2001 (except for note N as to which the date is July 9, 2001)

                                               The Topaz Group, Inc. and Subsidiaries

                                                     CONSOLIDATED BALANCE SHEETS


                                                               ASSETS

                                                                                    December 31,
                                                                   -----------------------------------------------      June 30,
                                                                           1999                    2000                   2001
                                                                   ---------------------   ---------------------   -----------------
CURRENT ASSETS                                                                                                         (unaudited)
    Cash and cash equivalents                                      $         574,439       $         321,734       $         653,213
    Accounts receivable, net of allowance of
        $606,384, $923,474, and $781,012                                   2,089,413               3,299,161               2,534,361
    Receivables from related parties                                         905,369                  19,456                      -
    Inventories                                                           18,488,948              20,626,502              23,660,417
    Prepaid expenses and deposits                                            230,660                 196,376                 542,786
                                                                   -----------------       -----------------       -----------------

                Total current assets                                      22,288,829              24,463,229              27,390,777

PROPERTY AND EQUIPMENT - NET                                               2,030,502               2,127,733               2,208,091

OTHER ASSETS                                                                  54,828                  31,876                  32,990
                                                                   -----------------       -----------------       -----------------

                Total assets                                       $      24,374,159       $      26,622,838       $      29,631,858
                                                                   =================       =================       =================

                                                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Line of credit                                                 $              -         $         775,162      $       1,176,151
    Accounts payable                                                       5,000,979                4,401,675              5,215,906
    Accrued liabilities                                                      301,711                  473,177                518,797
    Payables to related party                                                616,269                  871,298                604,744
    Notes payable                                                          1,736,947                       -                      -
                                                                   -----------------       -----------------       -----------------

                Total current liabilities                                  7,655,906                6,521,312              7,515,598

REDEEMABLE ORDINARY SHARES                                                 5,576,697                4,823,937              4,621,110

COMMITMENTS                                                                       -                        -                      -

STOCKHOLDERS' EQUITY
     Class A preferred stock, liquidation preference of
         $9,252,879, $10,153,954 and $11,627,229                           5,127,654                4,827,477              4,483,724
     Class B preferred stock, liquidation preference of
         $0, $2,541,646 and $2,910,423                                            -                     1,007                  1,007
     Common stock                                                                763                    1,025                  1,325
     Additional paid in capital                                               43,052                  402,474                745,927
     Retained earnings                                                     5,970,087               10,045,606             12,263,167
                                                                   -----------------       -----------------       -----------------

                                                                          11,141,556               15,277,589             17,495,150
                                                                   -----------------       -----------------       -----------------

                Total liabilities and stockholders' equity         $      24,374,159        $      26,622,838      $      29,631,858
                                                                   =================        =================      =================

The accompanying notes are an integral part of these statements.

                                               The Topaz Group, Inc. and Subsidiaries

                                                 CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                                        Six months ended June 30,
                                                                                                  ---------------------------------
                                                   1998               1999              2000             2000              2001
                                            ----------------  -----------------  ---------------- ---------------- ----------------
                                                                                                     (unaudited)      (unaudited)
Sales                                       $     18,886,737  $      19,881,283  $     32,483,043 $     10,455,707 $      9,486,245
Cost of goods sold                                10,976,881         11,025,824        23,488,062        7,317,975        6,666,915
                                            ----------------  -----------------  ---------------- ---------------- ----------------

    Gross profit                                   7,909,856          8,855,459         8,994,981        3,137,732        2,819,330

Selling, general and administrative expenses       4,154,545          4,346,100         4,136,931        2,048,239        1,877,097
                                            ----------------  -----------------  ---------------- ---------------- ----------------

     Earnings from operations                      3,755,311          4,509,359         4,858,050        1,089,493          942,233

Other income (expense)
       Exchange rate gain (loss)                  (3,722,629)           320,075            86,164           59,669          (17,727)
       Interest expense                             (235,932)           (79,399)         (101,256)         (51,793)         (27,848)
       Interest income                               153,434             18,224             4,114              740              623
       Gain (loss) on remeasurement                4,580,806          1,455,855          (831,288)        (246,526)       1,290,444
       Other, net                                    108,620            111,479            60,249           28,067           29,836
                                            ----------------  -----------------  ---------------- ---------------- ----------------
                                                     884,299          1,826,234          (782,017)        (209,843)       1,275,328
                                            ----------------  -----------------  ---------------- ---------------- ----------------

Earnings before extraordinary item                 4,639,610          6,335,593         4,076,033          879,650        2,217,561

Extraordinary item - gain on debt
restructuring                                             -            803,589                 -                -               -
                                            ----------------  -----------------  ---------------- ---------------- ----------------
Net earnings                                       4,639,610          7,139,182         4,076,033          879,650       2,217,561

Preferred stock dividends                        (12,270,000)        (2,734,610)               -                -               -
                                            ----------------  -----------------  ---------------- ---------------- ----------------

Net earnings (LOSS) AVAILABLE
    TO COMMON STOCKHOLDERS                   $    (7,630,390)  $      4,404,572   $     4,076,033  $       879,650  $     2,217,561
                                            ================  =================  ================ ================ ================

Earnings (loss) per share available to
     common stockholders before
     extraordinary item:
     Basic                                   $       (10.00)   $         4.72     $         4.91   $         1.15   $         1.78
                                            ================  =================  ================ ================ ================
     Diluted                                 $       (10.00)   $         0.66     $         0.72   $         0.16   $         0.37
                                            ================  =================  ================ ================ ================

Net earnings (loss) per share available to
     common stockholders:
     Basic                                   $       (10.00)   $         5.77     $         4.91   $         1.15   $          1.78
                                            ================  =================  ================ ================ ================
     Diluted                                 $       (10.00)   $         0.80     $         0.72   $         0.16   $          0.37
                                            ================  =================  ================ ================ ================


The accompanying notes are an integral part of these statements.


                                               The Topaz Group, Inc. and Subsidiaries

                                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                  Years ended December 31, 1998, 1999 and 2000, and the six months ended June 30, 2001 (unaudited)

                                              Thai             Class A           Class B          Subscriptions      Ordinary
                                         Preferred Stock     Preferred Stock   Preferred Stock     Receivable         Shares
                                         ---------------    --------------     ---------------    --------------    ------------
Balance at January 1, 1998               $        -         $        -         $        -         $(2,118,651)      $7,642,284

Subscriptions received                            -                  -                   -        (1,883,729)              -

Dividends                                         -                  -                   -                -                -

Issuance of Class B Preferred and
   Ordinary shares totaling 9,800,000
   and 200,000,  respectively              2,404,920                 -                   -                -            49,080

Net earnings for the year                         -                  -                   -                -                -
                                         ---------------    --------------     ---------------    --------------    ------------

Balance at December 31, 1998               2,404,920                 -                   -        (4,002,380)       7,691,364

Issuance of Thai Preferred and
   Ordinary shares totaling 9,800,000
   and 200,000, respectively, on
   February 19, 1999                       2,593,080                 -                   -                -            52,840

Issuance of Thai Preferred and
   Ordinary shares totaling 490,000 and
   510,000, respectively on March 1, 1999    129,654                 -                   -                -           134,742

Payment of subscription receivable                -                  -                   -         4,002,380               -

Share exchange agreement on May 1, 1999   (5,127,654)         5,127,654                  -                -         (7,878,946)

Warrants issued for services                      -                  -                   -                -                -

Dividends                                         -                  -                   -                -                -

Net earnings for the year                         -                  -                   -                -                -
                                         ---------------    --------------     ---------------    --------------    ------------

Balance at December 31, 1999                      -           5,127,654                  -                -                -

Conversion of preferred stock into                -            (299,684)                 -                -                -
   common

Issuance of additional preferred
   shares under exchange agreement                -                 514                  -                 -               -

Re-designation of preferred shares                -              (1,007)              1,007               -                -

Warrants issued for services                      -                  -                   -                -                -

Net earnings for the year                         -                  -                   -                -                -
                                         ---------------    --------------     ---------------    --------------    ------------

Balance at December 31, 2000                      -           4,827,477               1,007               -                -

Conversion of preferred stock into                -            (343,753)                 -                -                -
   common

Net earnings for six months
   ended June 30, 2001                            -                  -                   -                -                -
                                         ---------------    --------------     ---------------    --------------    ------------

Balance at June 30, 2001                 $        -         $ 4,483,724        $     1,007        $       -         $      -
                                         ===============    ==============     ===============    ==============    ============

                                                  Common      Additional Paid-In     Retained
                                                   Stock           Capital           Earnings           Total
                                                ------------     --------------     ------------     -------------

Balance at January 1, 1998                      $      -         $        -         $9,195,905       $14,719,538

Subscriptions received                                 -                   -               -         (1,883,729)

Dividends                                              -                   -        (12,270,000)     (12,270,000)

Issuance of Class B Preferred and
   Ordinary shares totaling 9,800,000
   and 200,000,  respectively                          -                   -               -          2,454,000

Net earnings for the year                              -                   -        4,639,610         4,639,610
                                                ------------     --------------     ------------     -------------

Balance at December 31, 1998                           -                   -        1,565,515         7,659,419

Issuance of Thai Preferred and
   Ordinary shares totaling 9,800,000
   and 200,000, respectively, on
   February 19, 1999                                   -                   -               -          2,645,920

Issuance of Thai Preferred and
   Ordinary shares totaling 490,000 and
   510,000, respectively on March 1, 1999              -                   -               -            264,396

Payment of subscription receivable                     -                   -               -          4,002,380

Share exchange agreement on May 1, 1999               763               3,052              -         (7,875,131)

Warrants issued for services                           -               40,000              -             40,000

Dividends                                              -                   -        (2,734,610)      (2,734,610)

Net earnings for the year                              -                   -        7,139,182         7,139,182
                                                ------------     --------------     ------------     -------------

Balance at December 31, 1999                          763              43,052       5,970,087        11,141,556

Conversion of preferred stock into                    262             299,422              -                 -
   common

Issuance of additional preferred
   shares under exchange agreement                     -                   -             (514)               -

Re-designation of preferred shares                     -                   -               -                 -

Warrants issued for services                           -               60,000              -             60,000

Net earnings for the year                              -                   -        4,076,033         4,076,033
                                                ------------     --------------     ------------     -------------

Balance at December 31, 2000                        1,025             402,474       10,045,606       15,277,589

Conversion of preferred stock into                    300             343,453              -                 -
   common

Net earnings for six months
   ended June 30, 2001                                 -                   -        2,217,561         2,217,561
                                                ------------     --------------     ------------     -------------

Balance at June 30, 2001                        $   1,325        $   745,927        $12,263,167      $17,495,150
                                                ============     ==============     ============     =============

The accompanying notes are an integral part of this statement.


                                               The Topaz Group, Inc. and Subsidiaries

                                                CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    Year ended December 31,
                                                              ---------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                     1998                     1999                    2000
                                                              --------------------     -------------------     --------------------
Cash flows from operating activities
     Net earnings (loss)                                      $      4,639,610         $      7,139,182        $      4,076,033
     Adjustments to reconcile net earnings to net
         cash provided by (used in) operating activities
         Depreciation and amortization                                 163,685                  161,605                 145,307
         Remeasurement of redeemable ordinary shares                        -                (2,302,249)               (752,760)
         Warrants granted for services                                      -                    40,000                  60,000
         Changes in assets and liabilities:
             Receivables                                              (508,830)               1,015,271                (323,835)
             Inventories                                            (5,454,770)              (8,483,736)             (2,137,554)
             Prepaid expenses and deposits/other assets                  2,378                  730,997                  57,236
             Payables                                                1,608,092                  294,217                (476,890)
             Accrued liabilities                                       (46,803)                   5,886                 304,081
                                                              --------------------     -------------------     --------------------

                 Net cash provided by (used in) operating              403,362               (1,398,827)                951,618
                 activities

Cash flows from investing activities
     Purchases of property and equipment                                    -                  (146,931)               (242,538)
                                                              --------------------     -------------------     --------------------

                 Net cash used in investing activities                      -                  (146,931)               (242,538)

Cash flows from financing activities
     Payment on notes payable, net                                     516,262                 (493,890)             (1,736,947)
     Borrowings (payments) on line of credit, net                           -                        -                  775,162
     Proceeds from issuance of share capital                         2,454,000                6,916,511                      -
     Subscriptions received                                         (1,883,729)                      -                       -
     Dividends paid                                                         -                (6,085,321)                     -
                                                              --------------------     -------------------     --------------------

                 Net cash provided by (used in) financing            1,086,533                  337,300                (961,785)
                     activities
                                                              --------------------     -------------------     --------------------

Net increase (decrease) in cash and cash equivalents                 1,489,895               (1,208,458)               (252,705)

Cash and cash equivalents at the beginning of period                   293,002                1,782,897                 574,439
                                                              --------------------     -------------------     --------------------

Cash and cash equivalents at the end of period                $      1,782,897         $        574,439        $        321,734
                                                              ====================     ===================     ====================

Supplemental disclosure of cash flow information:
     Cash paid during the period
         Interest                                             $             -          $         79,279        $         93,576
                                                              ====================     ===================     ====================

Noncash Financing Activities:
         Settlement of related party receivable in lieu of
             payment of declared and accrued dividends        $      3,932,811         $      4,986,478        $             -
                                                              ====================     ===================     ====================

                                                                              Six months ended June 30,
                                                                     --------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                            2000                     2001
                                                                     --------------------     -------------------
                                                                         (unaudited)             (unaudited)
Cash flows from operating activities
     Net earnings (loss)                                             $        879,650         $      2,217,561
     Adjustments to reconcile net earnings to net
         cash provided by (used in) operating activities
         Depreciation and amortization                                         64,483                   74,294
         Remeasurement of redeemable ordinary shares                         (234,192)                (202,827)
         Warrants granted for services                                         60,000                       -
         Changes in assets and liabilities:
             Receivables                                                      733,620                  784,256
             Inventories                                                   (4,396,663)              (3,033,915)
             Prepaid expenses and deposits/other assets                      (153,174)                (347,524)
             Payables                                                        (218,005)                 270,302
             Accrued liabilities                                            4,611,586                  322,995
                                                                     --------------------     -------------------

                 Net cash provided by (used in) operating                   1,347,305                   85,142
                 activities

Cash flows from investing activities
     Purchases of property and equipment                                     (143,469)                (154,652)
                                                                     --------------------     -------------------

                 Net cash used in investing activities                       (143,469)                (154,652)

Cash flows from financing activities
     Payment on notes payable, net                                         (1,736,947)                      -
     Borrowings (payments) on line of credit, net                             367,898                  400,989
     Proceeds from issuance of share capital                                       -                        -
     Subscriptions received                                                        -                        -
     Dividends paid                                                                -                        -
                                                                     --------------------     -------------------

                 Net cash provided by (used in) financing                  (1,369,049)                 400,989
                     activities
                                                                     --------------------     -------------------

Net increase (decrease) in cash and cash equivalents                         (165,213)                 331,479

Cash and cash equivalents at the beginning of period                          574,439                  321,734
                                                                     --------------------     -------------------

Cash and cash equivalents at the end of period                       $        409,226         $        653,213
                                                                     ====================     ===================

Supplemental disclosure of cash flow information:
     Cash paid during the period
         Interest                                                    $         42,955         $         55,472
                                                                     ====================     ===================

Noncash Financing Activities:
         Settlement of related party receivable in lieu of
             payment of declared and accrued dividends               $             -          $             -
                                                                     ====================     ===================

The accompanying notes are an integral part of these statements.

                                                       F-7

                     The Topaz Group, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      December 31, 1998, 1999 and 2000, and
             the six months ended June 30, 2000 and 2001 (unaudited)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Topaz Group, Inc. (the Company) is a Nevada corporation which, through its subsidiaries, is involved in the manufacture and sale of jewelry and the polishing, cutting, and selling of precious and semi-precious gemstones, principally topaz gemstones. Sales are primarily to companies within the United States of America.

     A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

1.   Basis of Presentation
     ---------------------

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned Thailand subsidiaries, Creative Gems & Jewelry Limited (Creative), Advance Gems & Jewelry Limited (Advance) and Advance Gems Manufacturing Co., Ltd (Advance Manufacturing) (collectively, the Subsidiaries). All significant intercompany accounts and transactions have been eliminated.

     Best Worth Agents Limited (Best Worth) owned 100% of the issued and outstanding preferred stock of Creative and Advance, which constituted 99.7% of the voting and dividend rights of Creative and Advance. On May 1, 1999, Best Worth entered into a share exchange agreement that was consummated on September 1, 1999. On September 1, 1999, Best Worth transferred 100% of its preferred shares in Advance and Creative in exchange for 100% (22,375,000 shares) of the voting convertible preferred stock of Chancellor Corporation (Chancellor), a non operating public shell company. Chancellor subsequently changed its name to The Topaz Group, Inc. The transaction resulted in the Company becoming the accounting acquirer, whereby Creative and Advance become subsidiaries of the Company and the historical financial statements of Creative and Advance become those of The Topaz Group, Inc. and Subsidiaries. Ordinary shares of Creative and Advance, representing 0.3% voting rights, remain outstanding to individual stockholders of those companies (see note J). On September 29, 2000, the Company issued an additional 3,084,000 shares of Class A Preferred Stock to Best Worth as called for under the terms of the original exchange agreement.

     During August 2000, the Company formed Advanced Gems Manufacturing Co., Ltd. The wholly-owned subsidiary of Advance was formed for Thailand statutory tax purposes.

2.   Revenue Recognition
     -------------------

     Revenue is recognized when goods are shipped to customers.

3.   Cash and Cash Equivalents
     -------------------------

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash accounts in several Thai financial institutions. The Company has not experienced any losses in connection with its deposits.

                     The Topaz Group, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      December 31, 1998, 1999 and 2000, and
             the six months ended June 30, 2000 and 2001 (unaudited)


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

4.   Inventories
     -----------

     Inventories are stated at the lower of cost or market. Cost is determined using a moving average method.

5.   Property and Equipment
     ----------------------

     Property and equipment are stated at cost. Depreciation and amortization is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, which range from five to twenty years. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

6.   Advertising Expenses
     --------------------

     The Company expenses the cost of advertising as it occurs. Advertising expenses for the years ended December 31, 1998, 1999 and 2000 totalled approximately $114,000, $93,000 and $341,000, respectively. Advertising expenses for the six months ended June 30, 2000 and 2001, were $141,000 and $154,000, respectively.

7.   Functional Currency and Remeasurement.
     --------------------------------------

     The Company's Thai subsidiaries maintain their books and records in Thai Baht. However, their functional currency is the US dollar. Monetary assets and liabilities and related income and expense items are remeasured using current rates. Certain nonmonetary assets (notably property and equipment) are remeasured at historical rates. Other nonmonetary balance sheet items and related revenues, expenses, gains and losses are remeasured using average exchange rates. Gains or losses on remeasurement to U.S. dollars from Thai Baht are included in the consolidated statements of earnings.

8.   Segment Information
     -------------------

     The Company has adopted Statement of Financial Accounting Standard No. 131, Disclosures About Segments of an Enterprise and Related Information, (SFAS
     131) which requires companies to present financial information on individual segments. The Company currently operates in one segment, and therefore, the adoption had no effect on the Company's financial statements except for the inclusion of geographic areas information.

9.   Earnings Per Share
     ------------------

     Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding preferred shares using the "if-converted" method, and outstanding stock warrants using the "treasury stock" method.

                                               The Topaz Group, Inc. and Subsidiaries

                                             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                December 31, 1998, 1999 and 2000, and
                                       the six months ended June 30, 2000 and 2001 (unaudited)


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     The components of basic and diluted earnings per share were as follows:

                                                                Year ended December 31,              Six months ended June 30,
                                                   ---------------------------------------------    ---------------------------
                                                       1998            1999             2000            2000            2001
                                                   -----------     ------------    -------------    -----------      ----------
BASIC
Net earnings (loss) before extraordinary item      $ 4,639,610     $  6,335,593    $   4,076,033    $   879,650      $2,217,561
Preferred stock dividends                          (12,270,000)      (2,734,610)              -              -               -
                                                   -----------     ------------    -------------    -----------      ----------
Net earnings (loss) available to common
   stockholders before extraordinary item          $(7,630,390)    $  3,600,983    $   4,076,033    $   879,650      $2,217,561
Extraordinary item                                          -           803,589               -              -               -
                                                   -----------     ------------    -------------    -----------      ----------
Net earnings (loss) available to common
   stockholders after extraordinary item           $(7,630,390)    $  4,404,572    $   4,076,033    $   879,650      $2,217,561
                                                   ===========     ============    =============    ===========      ==========

Weighted average outstanding shares of common
   stock                                               763,000          763,000          829,727        763,000       1,248,643

Net earnings (loss) per share available to
   common stockholders before extraordinary item   $    (10.00)    $       4.72    $        4.91    $       1.15     $      1.78
                                                   ===========     ============    =============    ============     ===========

Net earnings (loss) per share available to
     common stockholders                           $    (10.00)    $       5.77    $        4.91    $       1.15     $      1.78
                                                   ===========     ============    =============    ============     ===========

DILUTED
Net earnings (loss) available to common
   stockholders before extraordinary item          $(7,630,390)    $  3,600,983    $   4,076,033    $   879,650      $2,217,561
Impact of assumed conversion of preferred stock             -         2,734,610               -              -               -
                                                   -----------     ------------    -------------    -----------      ----------
Net earnings (loss) available to common
   stockholders before extraordinary item
   (including effect of assumed conversion)        $(7,630,390)    $  6,335,593    $   4,076,033    $   879,650      $2,217,561
Extraordinary item                                          -           803,589               -              -               -
                                                   -----------     ------------    -------------    -----------      ----------
Net earnings (loss) available to common
   stockholders after extraordinary item
   (including effect of assumed conversion)        $(7,630,390)    $  7,139,182    $   4,076,033    $   879,650      $2,217,561
                                                   ===========     ============    =============    ===========      ==========

Weighted average outstanding shares of common
   stock                                               763,000          763,000          829,727        763,000       1,248,643

Dilutive effect of preferred shares (1)                     -         4,735,680        4,809,692      4,735,680       4,803,806
                                                   -----------     ------------    -------------    -----------      ----------
Common stock and potentially issuable common
   stock                                               763,000        5,498,680        5,639,419      5,498,680       6,052,449

Net earnings (loss) per share before
   extraordinary item                              $    (10.00)    $       1.15    $        0.72    $       0.16     $      0.37
                                                   ===========     ============    =============    ============     ===========

Net earnings (loss) per share                      $    (10.00)    $       1.30    $        0.72    $       0.16     $      0.37
                                                   ===========     ============    =============    ============     ===========

(1)        The dilutive effect of warrants outstanding during each of the presented periods was immaterial to these computations.

                     The Topaz Group, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      December 31, 1998, 1999 and 2000, and
             the six months ended June 30, 2000 and 2001 (unaudited)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

10.  Fair Value of Financial Instruments
     -----------------------------------

     In assessing the fair value of financial instruments, the Company has used a variety of methods and assumptions, which are based on estimates of market conditions and risks existing at that time. For all financial instruments, including cash, accounts payable, accrued expenses, and notes payable, it was estimated that the carrying amount approximated fair value for these financial instruments because of their short maturities.

11.  New Authoritative Accounting Pronouncements
     -------------------------------------------

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, (SFAS 133). SFAS 133 (as amended by SFAS 138 in June 2000) establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. In July 1999, the Financial Account Standards Board issued SFAS No. 137 (SFAS 137), Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of SFAS 133. SFAS 137 deferred the effective date of SFAS 133 until the first quarter of fiscal years beginning after June 15, 2000. The Company does not currently hold derivative instruments or engage in hedging activities. The Company expects the adoption of SFAS 133, SFAS 137 and SFAS 138 will not have a material impact on its financial statements and related disclosures.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements. SAB 101 provides guidance on applying accounting principles generally accepted in the United States to revenue recognition in financial statements and is effective in the fourth quarter of all fiscal years beginning after December 15, 1999. The Company's accounting policies are consistent with the requirements of SAB 101, so the implementation of SAB 101 did not have an impact on the Company's operating results.

     In April 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25. FIN 44 is effective for transactions occurring after July 1, 2000. The application of FIN 44 did not have an impact on the Company's consolidated financial statements.

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations. SFAS 141 applies to all business combinations initiated after June 30, 2001. The Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS 141 did not have an impact on the Company's consolidated financial statements.

                    The Topaz Group, Inc. and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      December 31, 1998, 1999 and 2000, and
             the six months ended June 30, 2000 and 2001 (unaudited)


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001 with earlier application permitted for entities with fiscal years beginning after March 15, 2001 provided that the first interim financial statements have previously been issued. The statement is required to be applied at the beginning of the entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements to that date. The initial application of the SFAS 142 will have no impact on the Company's consolidated financial statements.

12.  Use of Estimates
     ----------------

     In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities and equity, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

13.  Interim Financial Information
     -----------------------------

     The interim consolidated financial statements of the Company as of June 30, 2001 and for the six months ended June 30, 2000 and 2001, included herein, have been prepared by the Company, without audit, pursuant to the rules and regulations of the SEC on a basis consistent with the audited consolidated financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations relating to the interim financial statements.

     In the opinion of the management, the accompanying interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of the Company's operations and its cash flows in accordance with generally accepted accounting principles. The accompanying unaudited interim consolidated financial statements are not necessarily indicative of full year results.

NOTE B - STOCK SPLITS AND OTHER CHANGES TO COMPOSITION OF EQUITY

     On September 29, 2000, the Company authorized a "one for five" reverse split of its voting common stock. The split did not affect stock's par value and the number of authorized common stock shares. All references to number of shares in the financial statements have been adjusted to reflect this reverse stock split on a retroactive basis.

     On January 22, 2001, the Company amended its Articles of Incorporation to re-designate 50,000,000 authorized preferred shares to create a new class of preferred stock, Series B Preferred. On January 25, 2001, the Company announced an exchange of 20,130,250 Series A preferred shares (representing five of each six shares outstanding per each Series A holder) into 1,006,513 shares of the Series B preferred stock.

     The accompanying financial statements were adjusted to retroactively reflect the January 25, 2001 recapitalization.

                                           The Topaz Group, Inc. and Subsidiaries

                                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                           December 31, 1998, 1999 and 2000, and
                                  the six months ended June 30, 2000 and 2001 (unaudited)

NOTE C - INVENTORIES

     Inventories consist of the following:
                                                                         December 31,
                                                          ----------------------------------------             June 30,
                                                                 1999                    2000                    2001
                                                           ----------------       ----------------        ----------------
    Raw materials                                         $      2,271,893        $      2,860,174        $      3,454,145
    Finished stones                                             14,648,674              17,087,679              19,553,549
    Finished jewelry                                             1,568,381                 678,649                 652,723
                                                           ----------------       ----------------        ----------------
                                                          $     18,488,948        $     20,626,502        $     23,660,417
                                                          ================        ================        ================

NOTE D - PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:
                                                                          December 31,
                                                           ---------------------------------------             June 30,
                                                                  1999                   2000                    2001
                                                           ----------------       ----------------        ----------------

    Land and land improvements                             $      1,350,218       $      1,352,813        $      1,352,813
    Buildings and improvements                                      362,709                381,014                 384,304
    Machinery and equipment                                         965,294              1,125,657               1,221,980
    Office furniture and equipment                                  400,904                441,712                 496,751
    Vehicles                                                        262,049                283,011                 283,011
                                                           ----------------       ----------------        ----------------
                                                                  3,341,174              3,584,207               3,738,859
        Less accumulated depreciation and amortization            1,310,672              1,456,474               1,530,768
                                                           ----------------       ----------------        ----------------

                                                           $      2,030,502       $      2,127,733        $      2,208,091
                                                           ================       ================        ================

                     The Topaz Group, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      December 31, 1998, 1999 and 2000, and
             the six months ended June 30, 2000 and 2001 (unaudited)

NOTE E - RELATED PARTY RECEIVABLES AND PAYABLES

     The related party receivable as of December 31, 1999, consists principally of amounts advanced to a related company and was collateralized by precious and semi-precious gemstones. The related company has a common director with Creative. This balance was settled in 2000 when the Company acquired the collateral.

     Payables to related parties consist of the following:

                                      December 31,
                       ----------------------------------         June 30,
                              1999              2000               2001
                       ----------------  ----------------   ----------------

    Due to directors   $        345,310  $        543,929   $        380,406
    Accrued rent                194,754           327,369            224,338
    Other                        76,205                -                  -
                       ----------------  ----------------   ----------------

                       $        616,269  $        871,298   $        604,744
                       ================  ================   ================

     Related party accrued rent is owed to companies that are controlled by the Company's president.

NOTE F - LINES OF CREDIT

     The Company has two line of credit arrangements with two Thai financial institutions entered into in October 1999 (1999 Line) and April 2000 (2000
     Line). Both lines are renewable automatically on yearly basis and are subject to the banks' periodic review resulting in adjustment of the Company's credit limit.

     The 1999 line bears interest at a rate equal to LIBOR plus two percent (8.208% and 8.136% as of December 31, 2000 and 1999, respectively), is personally guaranteed by two of the Company's directors and collateralized by various real estate properties belonging to the Company and one of the directors. As of December 31, 2000 and June 30, 2001 approximately $836,000 and $201,500, respectively, was available for borrowing under the 1999 Line.

     The interest rate on the 2000 line is the same as on the 1999 line. It is also guaranteed by two of the Company's directors and secured by a deed on a real estate property owned by a related party. As of December 31, 2000 and June 30, 2001, approximately $493,000 and $261,000, respectively, was available for borrowing under the 2000 Line.

     As of December 31, 1999 and 2000, and June 30, 2001, outstanding balance under both lines of credit was $0, $775,162 and $1,176,151, respectively.

                    The Topaz Group, Inc. and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      December 31, 1998, 1999 and 2000, and
             the six months ended June 30, 2000 and 2001 (unaudited)

NOTE G - NOTES PAYABLE

     Notes payable consist of the following:

                                                  December 31,
                                   ---------------------------------      June 30,
                                         1999               2000            2001
                                   ---------------   ---------------  ---------------
    Debt restructuring             $       685,893   $             -  $             -
    Notes payable - related party          989,402                 -                -
    Note payable to bank                    61,652                 -                -
                                   ---------------   ---------------  ---------------

                                   $     1,736,947   $             -  $             -
                                   ===============   ===============  ===============

     Notes payable to related party were due to directors, without interest or fixed terms of repayment and were repaid during the year ended December 31, 2000.

NOTE H - EXTRAORDINARY ITEM

     On July 30, 1999, Advance completed a debt restructuring with an investor that purchased the rights to the debt from a failed financial institution. The debt restructuring occurred as a result of the failure of the financial institution and not Advance's inability to service the debt. The debt restructuring was accomplished through the reduction of the face amount of the debt and accrued interest. The result was a gain on restructuring totaling approximately $804,000, which is reflected as an extraordinary item in the Consolidated Statements of Earnings. The remaining principal and interest of $610,470 was paid in full during January 2000. The debt restructuring was accounted for in accordance with Statement of Financial Accounting Standards No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings. The net effect of the gain on the debt restructuring on basic and diluted earnings per share for the years ended December 31, 1999 was $1.06 and $0.15, respectively.

NOTE I - STOCKHOLDERS' EQUITY

     The Company has the following types of equity securities authorized and outstanding:

     Preferred stock - 50,000,000 shares authorized as of December 31, 1999 and 2000, and June 30, 2001.

     Series A Preferred (see note B) $0.001 par value - 26,000,000 shares authorized, 22,375,000, 4,021,050, and 3,721,050 shares issued and outstanding as of December 31, 1999 and 2000, and June 30, 2001. Each share of preferred stock has liquidation preferences, and each preferred shareholder is entitled to one vote per share. General conversion provisions entitle each preferred share to be converted into one common stock share at the election of the holder. At

                     The Topaz Group, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      December 31, 1998, 1999 and 2000, and
             the six months ended June 30, 2000 and 2001 (unaudited)

NOTE I - STOCKHOLDERS' EQUITY - Continued

     any time after one year from the date of issuance, the preferred stock is subject to mandatory conversion at the rate of one share of preferred stock for one share of common stock, upon the undertaking by the Company of a public offering of its securities pursuant to the Securities Act of 1933, as amended. Holders of preferred stock are entitled to receive dividends from funds legally available, concurrent with the declaration of dividends on the Company's common stock.

     Series B Preferred (see note B) $0.001 par value - 10,000,000 shares authorized, 1,006,513 shares issued and outstanding as of December 31, 1999 and 2000, and June 30, 2001. Series B preferred has the same rights, preferences, privileges and priority as Series A, except for voting rights which are twenty votes per each Series B preferred share.

     Common stock - $0.001 par value - 100,000,000 authorized; 763,000, 1,024,886, and 1,324,886 shares issued and outstanding as of December 31, 1999 and 2000, and June 30, 2001, respectively. The voting rights are one vote per share.

     Common stock warrants - On September 1, 1999, the Company authorized common stock warrants to be granted to three consultants in connection with future services. The warrants were granted monthly from September 1999 through June 2000. The number of the warrants issued in each tranche was determined as the fair value of the services provided (set at $10,000 total for each month) divided by the fair value of the underlying stock as determined on the date of each grant. The warrants' strike price on each grant date was equal to the fair value of the underlying stock on the date of each grant but not less than $2.50 per share. As of December 31, 1999 and 2000, the Company granted 14,759 and 32,884 warrants, respectively, resulting in $40,000 and $60,000 in additional expenses for the years ended December 31, 1999 and 2000, respectively. The warrants expire on July 27, 2005 and have strike prices varying from $2.50 to $5.16.

     Stock options - On May 15, 2001, the Board of Directors approved the 2001 Stock Option Plan and approved 1,000,000 common stock options to be granted to employees and directors of the consolidated entity. No options have been granted.

                     The Topaz Group, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      December 31, 1998, 1999 and 2000, and
             the six months ended June 30, 2000 and 2001 (unaudited)

NOTE I - STOCKHOLDERS' EQUITY - Continued

     A roll forward of shares issued and outstanding is as follows:

                                                               Class A          Class B
                                                              Preferred        Preferred           Common
                                                                Stock            Stock              Stock
                                                          --------------    -------------    ------------
Shares issued as part of May 1, 1999 exchange agreement       22,375,000               -          763,000(1)
                                                          --------------    -------------    ------------

Balance at December 31, 1999                                  22,375,000               -          763,000

Conversion of preferred stock                                 (1,307,700)              -          261,886

Issuance of additional preferred stock under
     May 1, 1999 exchange agreement                            3,084,000               -               -

Shares issued in recapitalization                            (20,130,250)       1,006,513              -
                                                          --------------    -------------    ------------

Balance at December 31, 2000                                   4,021,050        1,006,513       1,024,886

Conversion of preferred stock                                   (300,000)              -          300,000
                                                          --------------    -------------    ------------

Balance at June 30, 2001                                       3,721,050        1,006,513       1,324,886
                                                          ==============    =============    ============

(1)        represents previously issued and outstanding common shares of Chancellor

NOTE J - REDEEMABLE ORDINARY SHARES

     Advance and Creative have 10,710,000 ordinary shares issued and outstanding to related parties. Certain of these related parties are preferred stockholders of the Company. The voting rights of the ordinary shares, with respect to Advance and Creative, are one vote per share or 0.3% of the total outstanding voting shares. The Company controls the remaining 99.7% of Advance and Creative as a result of the share exchange consummated on May 1, 1999 (as discussed in note A). The ordinary shares are not publicly traded and are eligible to receive dividends in proportion to their voting rights. Since the ordinary shares do not represent equity of the Company and the Company has an obligation to repurchase the ordinary shares they have been accounted for as redeemable equity of the Thai subsidiaries. Accordingly the redeemable ordinary shares of the subsidiaries have been remeasured into U.S. dollars at the current rate as of December 31, 1999 and 2000, and June 30, 2001.

                     The Topaz Group, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      December 31, 1998, 1999 and 2000, and
             the six months ended June 30, 2000 and 2001 (unaudited)

NOTE K - INCOME TAXES

     The Subsidiaries have received a promotional privilege from the Thai Board of Investment under certificates dated May 30, 2000 (Creative) and September 8, 2000 (Advance Manufacturing) relating to the manufacture of gemstones and jewelry. The promotional privilege for Advance expired during 2000 and Advance is now inactive. Under this privilege, the Subsidiaries have received exemption from certain Thai taxes and duties including Thai corporate income tax on income derived from the promoted activities for a period of eight years commencing from the date that the Subsidiaries have income derived from those activities. The Subsidiaries are required to comply with the terms and conditions specified in the promotional certificate. Management does not believe it will ever utilize the net operating loss (NOL) of the predecessor company, Chancellor Corporation, due to limitations on change of ownership.

     The income tax expenses reconciled to the tax computed at the U.S. statutory rate were approximately as follows:

                                                 Year ended December 31,                     Six months ended June 30,
                                     ---------------------------------------------         ---------------------------
                                        1998              1999              2000               2000              2001
                                     ----------       ----------        ----------         ---------         ---------
Tax expense (benefit) computed
    at federal statutory rate        $1,577,000       $2,427,000        $1,386,000         $ 210,000         $ 200,000
Non U.S. income exempt
    from tax                         (1,577,000)      (2,427,000)       (1,520,000)         (231,000)         (220,000)
Valuation allowance                         -                -             134,000            21,000            20,000
                                     ----------       ----------        ----------         ---------         ---------
                                     $      -         $      -          $       -          $      -          $      -
                                     ==========       ==========        ==========         =========         =========

     Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized. Deferred income taxes reflect the net tax effects of temporary differences between the consolidated carrying amounts of assets and liabilities for financial reporting purposes and the respective amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                             December 31,         June 30,
                                                 2000               2001
                                         ------------------ ------------------
    Deferred asset
        Net operating losses             $        114,000   $        134,000
        Warrants                                   20,000             20,000
    Valuation allowance                          (134,000)          (154,000)
                                         ------------------ ------------------
               Net deferred tax asset    $             -    $             -
                                         ================== ==================

     Internal Revenue Code Section 382 places a limitation on the amount of taxable income that can be offset by carryforwards after a change in control (generally greater than a 50% change in ownership). As a result of these provisions, utilization of the NOL and tax credit carryforwards may be limited.

                     The Topaz Group, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      December 31, 1998, 1999 and 2000, and
             the six months ended June 30, 2000 and 2001 (unaudited)

NOTE L - COMMITMENTS

1.   Operating Lease Agreements
     --------------------------

     The Company conducts its operations in leased facilities under operating leases expiring through February 2011. The Company has the option of extending the lease terms beyond the current expiration date. The following is a schedule by year of approximate minimum rental payments under such operating leases.

       Year ending December 31,   Third Party     Related Party           Total
       ------------------------ -------------    --------------      --------------
                 2001           $      21,400    $       74,663      $       96,063
                 2002                  21,400            74,663              96,063
                 2003                  16,645            74,663              91,308
                 2004                      -             74,663              74,663
                 2005                      -             74,663              74,663
              Thereafter                   -            385,758             385,758
                                -------------    --------------      --------------

                                $      59,445    $      759,073      $      818,518
                                =============    ==============      ==============

     Certain of the above leases provide for payment of taxes and other expenses by the Company. Rent expense for the leased facilities for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001, was approximately $65,000, $77,000 and $72,000, $40,000, and $45,000,
     respectively.

2.   Legal Reserve
     -------------

     Under the provisions of Thailand's Civil and Commercial Code, the Subsidiaries are required to set aside a legal reserve of at least five percent of their net earnings at each dividend declaration until the reserve reaches ten percent of the contributed capital. The reserve is not available for dividend distribution. As of December 31, 1999 and 2000, and June 30, 2001 the reserve balance was $490,800, and was included in the Company's retained earnings.

NOTE M - RISK AND UNCERTAINTIES

1.   Country Risk
     ------------

     A significant volume of the Company's operations are conducted in Thailand. Accordingly, the Company's business, financial position and results of operations may be influenced by the political, economic and legal environments in Thailand and the Pacific Rim region (PRR), and by the general state of the Thailand and Pacific Rim economies.

                     The Topaz Group, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      December 31, 1998, 1999 and 2000, and
             the six months ended June 30, 2000 and 2001 (unaudited)

NOTE M - RISK AND UNCERTAINTIES - Continued

     The Company's operations in the Pacific Rim are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in the PRR, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

2.   Concentration of Credit Risk
     ----------------------------

     As of December 31, 1999 and 2000, and June 30, 2001 balances of two customers represented 13% and 12%, 12% and 8%, 11% and 7%, respectively, of the total accounts receivable.

     The Company performs ongoing credit evaluation of each customer's financial condition and maintains reserves for potential credit losses. Such losses, in the aggregate, have not exceeded management's projections.

3.   Dependence on a Limited Number of Irradiation Treatment Facilities
     ------------------------------------------------------------------

     The Company negotiated a contract with the University of Missouri to utilize the University's nuclear reactor for the irradiation (coloration) of topaz gemstones. The contract gives the Company exclusive use of the reactor for the coloration of gemstones through March 2005 and may be extended on an annual basis upon mutual agreement of both parties. Management believes that there are fewer than five known facilities in the world that are capable of providing similar irradiation processing.

NOTE N - GEOGRAPHIC AREAS AND CONCENTRATIONS

1.   Revenue (thousands)

                              Year ended December 31,                    Six months ended June 30,
                   -----------------------------------------------     -------------------------------
                       1998            1999              2000              2000              2001
                   -------------    ------------     -------------     -------------     -------------
United States      $   15,808       $  16,972        $   28,347        $    9,074        $    6,563
Thailand                3,079           2,909             4,136             1,381             2,923

2.   Long-lived assets
                                    December 31,
                  ----------------------------------------------           June 30,
                          1999                     2000                      2001
                  ---------------------    ---------------------     ---------------------
US                $              -         $              -          $              -
Thailand                  2,030,502                2,127,733                 2,208,091
                  ---------------------    ---------------------     ---------------------

     Total        $       2,030,502        $       2,127,733         $       2,208,091
                  =====================    =====================     =====================

                     The Topaz Group, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      December 31, 1998, 1999 and 2000, and
             the six months ended June 30, 2000 and 2001 (unaudited)

NOTE N - GEOGRAPHIC AREAS AND CONCENTRATIONS - Continued

3.   Major customers

     Details of individual customers accounting for more than 10% of the Company's sales are as follows:

                                                                  Sales (thousands)
                                          Year ended December 31,                   Six months ended June 30,
                               -----------------------------------------------    ------------------------------
                                  1998             1999              2000             2000             2001
                               ------------     ------------     -------------    --------------    ------------
Goldmine Enterprises, Inc.     $   2,441        $   4,579        $    4,215       $    2,051        $   1,867
Helen Andrews                      3,225            3,960             2,862              421              240

4.   Major suppliers (thousands)

     Details of individual suppliers accounting for more than 10% of the Company's purchases are as follows:

                                          Year ended December 31,                   Six months ended June 30,
                               ----------------------------------------------     -------------------------------
                                  1998              1999            2000              2000              2001
                               ------------     -------------    ------------     --------------    -------------
Gold Corporation               $   2,455        $   3,271        $   3,657        $    1,545        $     891
Little Rock                          174            1,798            2,667               888              996

                                               The Topaz Group, Inc. and Subsidiaries

                                             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                December 31, 1998, 1999 and 2000, and
                                       the six months ended June 30, 2000 and 2001 (unaudited)

NOTE O - SELECTED QUARTERLY DATA (UNAUDITED)
                                                 1st Quarter            2nd Quarter             3rd Quarter         4th Quarter
                                             --------------------   ---------------------   ------------------   ------------------
Year ended December 31, 1999
---------------------------------------------
Net sales                                    $      3,716,087       $       5,058,649       $       5,935,431    $      5,171,116
Gross profit                                        1,709,400               2,630,498               3,027,070           1,488,491
Earnings from operations                              831,196               1,607,517               2,035,068              35,578
Net earnings (loss) before extraordinary item       2,781,833               1,627,997               2,129,701            (203,938)
Extraordinary item                                         -                       -                  803,589                  -
Net earnings (loss)                                 2,781,833               1,627,997               2,933,290            (203,938)

Earnings (loss) per share from operations
       Basic                                 $          (2.49)      $            2.11       $           2.67     $           0.05
       Diluted                               $          (2.49)      $            0.29       $           0.37     $           0.01

Net earnings (loss) per share before
   extraordinary item
       Basic                                 $           0.06       $            2.13       $           2.79     $          (0.27)
       Diluted                               $           0.01       $            0.30       $           0.39     $          (0.27)

Net earnings (loss) per share
       Basic                                 $           0.06       $            2.13       $           3.84     $          (0.27)
       Diluted                               $           0.01       $            0.30       $           0.53     $          (0.27)

Year ended December 31, 2000
---------------------------------------------
Net sales                                    $      4,466,439       $       5,989,268       $      7,799,898     $     14,227,438
Gross profit                                        1,161,274               1,976,458              2,183,971            3,673,278
Earnings from operations                               47,526               1,041,967              1,092,637            2,675,921
Net earnings (loss)                                  (272,932)              1,152,582              1,198,819            1,997,564

Earnings per share from operations
       Basic                                 $           0.06       $            1.37       $           1.43     $           3.23
       Diluted                               $           0.01       $            0.19       $           0.20     $           0.48

Net earnings (loss) per share
       Basic                                 $          (0.36)      $            1.51       $           1.57     $           2.41
       Diluted                               $          (0.36)      $            0.21       $           0.22     $           0.35

Year ending December 31, 2001
---------------------------------------------
Net sales                                    $      4,586,282       $       4,899,963
Gross profit                                        1,305,985               1,513,345
Earnings from operations                              467,203                 475,030
Net earnings                                        1,242,292                 975,269

Earnings per share from operations
       Basic                                 $           0.40       $            0.36
       Diluted                               $           0.08       $            0.08

Net earnings per share
       Basic                                 $           1.06       $            0.74
       Diluted                               $           0.21       $            0.16

                     The Topaz Group, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      December 31, 1998, 1999 and 2000, and
             the six months ended June 30, 2000 and 2001 (unaudited)

NOTE P - SUBSEQUENT EVENT (UNAUDITED)

     On July 20, 2001, the Company filed with the State of Nevada to change the convertibility provisions of the Series B preferred stock. Under the new provisions, Series B preferred shares are only convertible into the Company's common stock in the events specified in the Amended and Restated Certificate of Designation of The Topaz Group, Inc.

                                Index To Exhibits

2.1 Agreement of Exchange among the Company, Best Worth Agents, Ltd and Advance Gems & Jewelry Co., Ltd., dated April 30, 1999
2.2 Agreement of Exchange among the Company, Best Worth Agents, Ltd and Creative Gems & Jewelry Co., Ltd., dated April 30, 1999
3(i)(a) Amended and Restated Articles of Incorporation of the Company, dated November 17, 1998
3(i)(b) Certificate of Change in the Number of Outstanding Shares of Common Stock, dated November 16, 2000
3(ii)     Bylaws of the Company, dated June 5, 1996
4.1 Amended and Restated Certificate of Designation of the Company's Series A Preferred Stock and Series B Preferred Stock, filed
          July 20, 2001
4.2       2001 Stock Option Plan of the Company
10.1 Contract between the Company and the Curators of the University of Missouri, dated March 1, 2001
10.2 Joint Venture Agreement between Creative Gems & Jewelry Co., Ltd. and Muthama Gemstones (Kenya) Limited, dated September 6, 1999.
10.3 Credit Facilities Agreement between UOB Radanasin Bank Pcl and the Creative Gems & Jewelry Co. Ltd., dated April 12, 2000
10.4 Overdraft Agreement between Thai Farmers Bank PCL and Creative Gems & Jewelry Co. Ltd., dated July 13, 2000
21        Subsidiaries of the Registrant
24.1      Power of Attorney (Included on Signature Page)

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bangkok, State of Thailand, on the 11th day of October, 2001.

                                                     THE TOPAZ GROUP, INC.

                                                    BY: /S/ JEREMY F. WATSON
                                                        Jeremy F. Watson
                                                        Chief Executive officer

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jeremy F. Watson and Terrance C. Cuff and each of them with power of substitution, as his attorney-in-fact, in all capacities, to sign amendments to this registration statement (including post-effective amendments) and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-facts or their substitutes may do or cause to be done by virtue hereof

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

NAME                                    TITLE                                   DATE

/s/ Jeremy F. Watson                     Chairman and Chief Executive officer   October 11, 2001
--------------------
Jeremy F. Watson

/s/ Apichart Fufuangvanich               Director and President                 October 11, 2001
--------------------------
Apichart Fufuangvanich

/s/ Thammatinna Thammaradi               Director and Executive Vice President  October 11, 2001
--------------------------
Thammatinna Thammaradi

/s/ Leonard Orrin                        Director and Director of Marketing     October 11, 2001
-----------------
Leonard Orrin

/s/ Timothy Matula                       Director and Treasurer                 October 8, 2001
------------------
Timothy Matula

/s/ Terrance C. Cuff                     Director and Chief Financial officer   October 11, 2001
--------------------
Terrance C. Cuff

/s/ Thiti Fufuangvanich                  Director and Director of Research      October 11, 2001
-----------------------
Thiti Fufuangvanich                      and Development

/s/ Alson Lee                            Director                               October 8, 2001
-------------
Alson Lee

/s/ David Dikinis                        Director                               October 11, 2001
-----------------
David Dikinis

/s/ Jason Sugarman                       Director                               October 11, 2001
------------------
Jason Sugarman
